Form 10KSB, Exhibit 13
period 1996-04-30
AIRPORT SYSTEMS INTERNATIONAL INC
filed 1996-07-26
CIK 914398

                                                                      EXHIBIT 13

                                             Airport Systems International, Inc.


Selected Financial Data


                                                              Year ended April 30
                                                           1996                 1995
                                                        =========             ==========
(In thousands except per share data)

INCOME STATEMENT DATA:
  Sales                                                 $  14,227             $   18,131
  Cost of products sold                                    10,064                 12,193
                                                        ---------             ----------
  Gross margin                                              4,163                  5,938
  Operating expenses                                        4,451                  4,360
  Interest expense                                           (135)                  (133)
  Other income, net                                           103                    360
  Income (loss) before income taxes                          (320)                 1,805
  Income tax provision (benefit)                             (108)                   611
                                                        ---------             ----------
  Net income (loss)                                     $    (212)            $    1,194
                                                        =========             ==========

  Net income (loss) per common and common
     equivalent share - primary and fully diluted       $   (0.10)            $     0.50
  Weighted average common and common equivalent
     shares outstanding - primary and fully diluted         2,192                  2,396

BALANCE SHEET DATA:
  Working capital                                       $   6,792             $    6,583
  Total assets                                             12,878                 13,456
  Current portion of long-term debt                            16                      9
  Long-term debt, less current portion                      1,221                  1,237
  Stockholders' equity(1)                                   8,930                  9,136
                                                        =========             ==========



(1) The Company has never declared or paid any dividends to the common stockholders.

Airport Systems International, Inc.


Managements' Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated, certain income statement data:



                                                         YEAR ENDED                   Year Ended
                                                       APRIL 30, 1996               April 30, 1995
(Dollars in Thousands)
- ------------------------------------------------------------------------------------------------------
Sales                                                $ 14,227     100.0%         $ 18,131      100.0%
Cost of products sold                                  10,064      70.7%           12,193       67.3%
                                                     -----------------------------------------------
Gross margin                                            4,163      29.3%            5,938       32.7%
Selling, general and administrative expenses            3,460      24.3%            3,537       19.5%
Research and development expenses                         991       7.0%              823        4.5%
Operating income (loss)                                  (288)     (2.0%)           1,578        8.7%
Interest expense                                         (135)     (0.9%)            (133)      (0.7%)
Other income, net                                         103       0.7%              360        2.0%
                                                     -----------------------------------------------
Income (loss) before income taxes                        (320)     (2.2%)           1,805       10.0%
Income tax provision (benefit)                           (108)     (0.7%)             611        3.4%
                                                     -----------------------------------------------
Net income (loss)                                    $   (212)     (1.5%)        $  1,194        6.6%
                                                     ===============================================

     Sales in 1996 were $14.2 million, or 22% lower than sales in 1995. Of the $14.2 million, approximately $4.7 million, or 33%, represented deliveries to two customers. The decline in sales, compared to 1995, was due to a reduced number of units shipped as a result of a lower beginning of the year backlog and decreased bookings the first 6 months of the current fiscal year.
     Gross margin was $4.2 million, or 29% of sales, down approximately 30% from $5.9 million, or 33% of sales, in 1995. Gross margin and gross margin as a percent of sales declined due to delivery of lower gross margin product and services, including lower margin installation and sign revenue. In response to lower sales levels and margins, the Company reduced manufacturing overhead during 1996 and has instituted programs it believes will reduce manufacturing overhead, labor and materials for 1997.
     Selling, general and administration ("SG&A") expenses decreased $77,000, or 2% in 1996 reflecting reduced staffing levels and other related expenses associated with lower sales levels. Since certain of these costs are fixed in nature, SG&A expenses, as a percent of sales, increased to 24% in 1996 from approximately 20% in 1995. In addition, higher marketing expenses were incurred related to increased international bidding activity.
     Research and development expenses increased from $823,000 in 1995 to $991,000 in 1996, a difference of $168,000. Research and development activities relating to new product development, primarily continued work on the differential global positioning systems ("DGPS"), the ground component required for aircraft use of satellite-based navigation systems to achieve precision approach accuracy and integrity standards, as well as product enhancements accounted for the increase. Research and development activities are expected to remain at or near the 1996 levels as the Company continues product line enhancements and new product development of DGPS.
     Other income decreased $257,000 in 1996, due mainly to non-recurring income in 1995 of $140,000 from the forfeiture of a customer down payment and approximately $60,000 resulting from a settlement reached on a contract left from the predecessor company. The remaining difference is due to decreased interest income from lower average cash and investment balances as compared to the comparative period in 1995.
     The Company's effective income tax rate was approximately 34% in 1996 and 1995. Tax benefits associated with the Company's foreign sales corporation resulted in a lower effective tax rate in 1996 and 1995, as further described in Note 6 to the financial statements.
     As a result of the above, the net loss for 1996 was $212,000, or 2% of sales, compared to net income of $1.2 million, or 7.0% of sales, in 1995.

                                            Airport Systems International, Inc.

BACKLOG

     The following table sets forth the domestic and international backlog as of the dates indicated:



                                    April 30, 1996       April 30, 1995
- --------------------------------------------------------------------------
Domestic                          $ 1,183       18.3%   $  1,775      35.5%
International                       5,295       81.7       3,224      64.5
                                  -------      -----    --------     -----
TOTAL                             $ 6,478      100.0%   $  4,999     100.0
                                  =======      =====    ========     =====

     The Company's backlog increased $1.5 million or 30% to $6.5 million at April 30, 1996, compared to $5.0 million at April 30, 1995. Approximately 37% of the backlog at April 30, 1996 was represented by a contract from the Middle East, and 31% of the backlog relates to various contracts with the Republic of Korea. Substantially all of the backlog at April 30, 1996 is expected to be completed and shipped in 1997.
     The increase in backlog, as compared to April 30, 1995, is the result of approximately $12.0 million in contract awards during the last 6 months of the fiscal year. The Company attributes this increase in bookings to the increased level of contracts being awarded by civil aviation authorities as well as processes implemented in its bidding strategy to insure that bids are submitted only on projects likely to be awarded and for which the Company is positioned to win. A substantial number of bids remained active at year end, but the Company is unable to determine when or if the related contracts will be awarded. The Company plans to continue to strengthen its marketing group and expand its international sales representative network during 1997. The Company expects that these actions, combined with a planned increase in marketing activities, will better position the Company to capture existing programs and identify and market upcoming programs. The Company expects backlog and bidding activities as well as contract awards to continue to fluctuate due to the size and timing of contract programs.

QUARTERLY RESULTS

     The following table sets forth selected unaudited financial information for the Company for the four fiscal quarters of the year ended April 30, 1996. This unaudited information has been prepared on the same basis as the fiscal period financial statements contained elsewhere in this Annual Report and, in the opinion of the Company, reflects all adjustments necessary for a fair presentation thereof:

                          July 31       October 31      January 31     April 30
In thousands
- -------------------------------------------------------------------------------
Sales                     $ 3,314       $ 2,671         $ 3,676        $ 4,566
Gross margin                1,088           570           1,050          1,455
Operating income (loss)         -          (580)           (109)           401
Net income (loss)         $     1       $  (368)        $   (74)       $   229
Gross margin %               32.8%         21.3%           28.6%          31.9%
                          =======       =======         =======        =======

     The Company has experienced quarterly fluctuations in operating results and anticipates that these fluctuations will continue. Fluctuations in quarterly sales are caused by a number of factors, including the timing of contract awards, delivery schedules, construction or funding delays, customers' budget cycles, changes in procurement patterns and shifting political and economic factors of the Company's customers. Profitability on contracts also will vary depending upon the product mix, the geographical location of the customer, the market served and the pricing strategies of its competitors.

Airport Systems International, Inc.



INFLATION

     The effect of inflation on the Company has not been significant over the past four years. However, an extended period of inflation could be expected to have an impact on the Company's earnings by causing interest rates, as well as material and labor rates to increase faster than prices could be increased on new contracts.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash of $1.7 million was used in operations for 1996 compared to $1.2 million provided in 1995. The decrease was principally the result of a decrease in net income compared to the prior year. In addition, inventory levels increased $1.0 million over April 30, 1995, due to the increase in backlog and production of equipment for shipment early in the first quarter of 1997.
     Cash provided by investing activities was $1.8 million for 1996 compared to cash used of $1.3 million in 1995. The difference is due primarily to $1.3 million of cash paid during 1995 in connection with the airfield signage acquisition. In addition, a larger net reduction of short-term investments provided additional cash during 1996, the proceeds of which were used to fund operations during the year.
     The Company expects that it will meet ongoing requirements for working capital and capital expenditures from a combination of cash expected to be generated from operations, existing cash and cash equivalents, and available borrowings under the existing line of credit facility.

                                             Airport Systems International, Inc.

Consolidated Balance Sheets

                                                                      April 30
                                                                 1996          1995
                                                              -----------------------
(In thousands except share data)
                                                              --------       --------
ASSETS:
     Current assets:
       Cash and cash equivalents                              $    621       $    556
       Restricted cash                                               -             61
       Short-term investments                                        -          1,939
       Accounts receivable, less allowances of $49
         in 1996 and $52 in 1995 (Note 2)                        4,722          4,243
       Refundable income taxes (Note 6)                            201              -
       Inventories (Note 2)                                      3,686          2,678
       Prepaid expenses                                            289            189
                                                              --------       --------
       Total current assets                                      9,519          9,666

Property and equipment, at cost (Notes 2 and 3):
     Land                                                          224            224
     Building and improvements                                   1,180          1,172
     Equipment                                                   1,626          1,508
                                                              --------       --------
                                                                 3,030          2,904
     Accumulated depreciation and amortization                  (1,136)          (764)
                                                              --------       --------
                                                                 1,894          2,140
     Deferred income taxes (Note 6)                                 15             61
     Other assets (Note 9)                                         113            179
     Cost in excess of net assets acquired (Note 9)              1,337          1,410
                                                              --------       --------
     Total assets                                             $ 12,878      $  13,456
                                                              ========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY:
       Current liabilities:
         Accounts payable                                     $  1,279      $     915
         Accrued expenses                                        1,267          1,975
         Income taxes payable                                        -             69
         Deferred income taxes (Note 6)                            165            115
         Current portion of long-term debt (Note 3)                 16              9
                                                              --------       --------
         Total current liabilities                               2,727          3,083

       Long-term debt, less current portion (Note 3)             1,221          1,237
       Stockholders' equity (Note 5):
         Common stock, $.01 par value:
         Authorized shares - 5,000,000;
         Issued and outstanding shares - 2,207,750
            in 1996 and 2,190,250 in 1995                           22             22
         Additional paid-in capital                              7,286          7,280
         Retained earnings                                       1,622          1,834
                                                              --------       --------
       Total stockholders' equity                                8,930          9,136
                                                              --------       --------
       Total liabilities and stockholders' equity             $ 12,878       $ 13,456
                                                              ========       ========

See accompanying notes.

Airport Systems International, Inc.


Consolidated Statements of Operations


                                                           April 30
                                                      1996         1995
                                                   -----------------------
(In thousands except per share data)

Sales                                              $ 14,227       $ 18,131
Cost of products sold                                10,064         12,193
                                                   --------       --------
Gross margin                                          4,163          5,938

Selling, general and administrative expenses          3,460          3,537
Research and development expenses                       991            823
                                                   --------       --------
Operating income (loss)                                (288)         1,578

Other income (expense):

Interest expense                                       (135)          (133)
Other income, net                                       105            361
Other expense                                            (2)            (1)
                                                   --------       --------
Income (loss) before income taxes                      (320)         1,805

Income tax provision (benefit) (Note 6)                (108)           611
                                                   --------       --------
Net income (loss)                                  $   (212)      $  1,194
                                                   ========       ========
Net income (loss) per common and common
  equivalent shares - primary and fully diluted    $  (0.10)      $   0.50
                                                   ========       ========
Weighted average common shares outstanding
     - primary and fully diluted                      2,192          2,396
                                                   ========       ========


See accompanying notes.

                                            Airport Systems International, Inc.



Consolidated Statement of Stockholders' Equity

                                                    Additional                     Total
                                          Common      Paid-In        Retained  Stockholders'
                                           Stock      Capital        Earnings     Equity
                                          ==================================================
(In thousands)
Balance at April 30, 1994                 $  22     $  7,266          $  640      $ 7,928
  Net income                                  -            -           1,194        1,194
  Exercise of stock options                   -           14               -           14

Balance at April 30, 1995                    22        7,280           1,834        9,136
  Net loss                                    -            -            (212)        (212)
  Exercise of stock options                   -            6               -            6

Balance at April 30, 1996                 $  22     $  7,286          $1,622      $ 8,930
                                          ===============================================


See accompanying notes

Airport Systems International, Inc.



Consolidated Statements of Cash Flows

                                                                                      April 30
                                                                            1996                   1995
                                                                            ----                   ----
(In thousands)

OPERATING ACTIVITIES:
  Net income (loss)                                                     $    (212)                $   1,194
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
        Depreciation and amortization                                         522                       484
        Loss on sale of equipment                                               3                         3
        Provision for doubtful accounts                                         2                        19
        Deferred income tax provision                                          96                       237
  Changes in operating assets and liabilities, net of the
    effects of the airfield signage line acquisition:
        Restricted cash                                                        61                        29
        Accounts receivable                                                  (481)                   (1,280)
        Refundable income taxes                                              (201)                       -
        Inventories                                                        (1,008)                    1,491
        Prepaid expenses                                                     (100)                        8
        Accounts payable                                                      364                      (106)
        Accrued expenses                                                     (708)                     (822)
        Income taxes payable                                                  (69)                      (44)
                                                                        ---------                 ---------
  Net cash provided by (used in) operating activities                      (1,731)                    1,213

 INVESTING ACTIVITIES:
      Proceeds from sale of short-term investments                          2,431                     3,294
      Purchases of short-term investments                                    (492)                   (2,914)
      Purchases of property and equipment                                    (140)                     (369)
      Proceeds from sale of property and equipment                             -                          2
      Purchase of the net assets of the airfield signage line                  -                     (1,312)
                                                                        ---------                 ---------
      Net cash provided by (used in) investing activities                   1,799                     1,299

 FINANCIAL ACTIVITIES:
      Principal payments on long-term
        debt and capital lease obligations                                     (9)                      (27)
      Proceeds from exercise of stock options                                   6                        14
                                                                        ---------                 ---------
      Net cash used in financing activities                                    (3)                      (13)
                                                                        ---------                 ---------
      Net increase (decrease) in cash and cash equivalents                     65                       (99)
                                                                        ---------                 ---------
      Cash and cash equivalents at beginning of year                          556                       655
                                                                        ---------                 ---------
      Cash and cash equivalents at end of year                           $    621                  $    556
                                                                         ========                  ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid for:
       Interest                                                          $    136                  $    122
                                                                         ========                  ========
       Income taxes                                                      $     66                  $    418
                                                                         ========                  ========

                                            Airport Systems International, Inc.

Notes to Consolidated Financial Statements


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Airport Systems International, Inc. and Subsidiary (the Company) designs, manufactures, markets and installs ground-based aircraft radio navigation equipment and airfield signage, both of which are sold internationally and domestically.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Airport Systems International, Inc. and its wholly owned subsidiary ASII International, Inc. (a foreign sales corporation). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents. Cash and cash equivalents include all cash and highly liquid investments with original maturities of three months or less.

Short-Term Investments. Short-term investments at April 30, 1995 consisted of United States government obligations, stated at cost, which approximate market. All short-term investments were sold during 1996. In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted SFAS No. 115 effective May 1, 1994 and classified its investments as available-for-sale. Under this classification, investments are carried at fair value, with unrealized gains and losses reported in stockholders' equity until realized. The cumulative effect of adopting SFAS 115 as well as the effect of unrealized gains and losses at April 30, 1995 was not material.

Concentration of Credit Risk. The Company grants credit to customers who meet the Company's pre-established credit requirements. The Company generally requires foreign customers to issue letters of credit which secure payment of the accounts receivable balances. Credit losses are provided for in the Company's consolidated financial statements and have been within management's expectations.

Financial Instruments. The carrying value of the Company's financial instruments, including cash, short-term investments, accounts receivable, accounts payable and long-term debt, as reported in the accompanying consolidated balance sheets, approximates fair value.

Revenue Recognition. Generally, the Company generates revenues pursuant to contracts with its customers, most of which are less than one year in duration. Revenue on the Company's contracts is principally recognized using the percentage of completion, units of delivery method.

Inventories. Inventories are stated at the lower of cost, or market. Inventories valued using the last-in, first-out (LIFO) method comprised 85% and 87% of consolidated inventories at April 30, 1996 and 1995, respectively. Inventories not valued by the LIFO method are valued using the first-in, first-out (FIFO) method. At April 30, 1996 and 1995, cost determined by using the LIFO method exceeded current cost by approximately $313,000 and $210,000, respectively. During the year ended April 30, 1995, the Company liquidated certain LIFO inventory layers, the effect of which was a decrease in net income of approximately $146,000.



Inventories are summarized by major classifications as follows:
                                                                                April 30
(In thousands)                                                          1996                  1995
                                                                        ----                  ----
Raw materials                                                   $          1,875      $          1,474
Work-in-process                                                            1,562                   960
Finished goods                                                  $            249      $            244
                                                                ----------------      ----------------
                                                                $          3,686      $          2,678
                                                                ================      ================


Property and Equipment. Depreciation is computed using the straight-line method over the following estimated useful lives:


Description                                                     Years
Building and improvements                                          30
Equipment                                                           5

                                             Airport Systems International, Inc.

Income Taxes. The Company accounts for income taxes using the liability method in accordance with SFAS No. 109. The liability method provides that deferred tax assets and liabilities are recorded based upon the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse.

Letters of Credit. The Company has issued and outstanding secured letters of credit totaling $1,452,000 and $1,267,000 at April 30, 1996 and 1995,
respectively.

Advertising Costs. The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to $68,300 and $50,300 for the years ended April 30, 1996 and 1995, respectively.

Net Income Per Share. Net income per common and common equivalent share is computed by dividing net income applicable to common stock by the weighted average common and common equivalent shares outstanding during each year. The dilutive effect of options for the purchase of common stock is included in the per share computations in 1995. The options for the purchase of common stock are antidilutive in 1996 and are excluded from the computations.

New Accounting Standards. In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt SFAS No. 121 in the first quarter of 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

2. NOTES PAYABLE TO BANKS

     The Company has a line of credit agreement with a bank which expires September 2, 1996. The agreement allows for borrowings up to a maximum of $3,000,000, at an interest rate of prime (8.25% at April 30, 1996), secured by accounts receivable, inventory and equipment. The Company had no borrowings outstanding under this line of credit at April 30, 1996 or 1995.

3. LONG-TERM DEBT

     At April 30, 1996 and 1995, long-term debt consisted of a note payable amounting to $1,237,000 and $1,246,000, respectively. The note payable bears interest, adjustable May 1996, 2001 and 2006, at the prior five-year treasury index average plus 2.5% (8.81% at April 30, 1996), and is due in monthly installments of $9,486, including interest, through June 2011 with a final payment of approximately $788,200 due on that date. The note is secured by a first mortgage on real property and improvements with a net book value of $1,182,000 at April 30, 1996.
     The aggregate amount of principal to be paid on this note payable during each of the next five years ending April 30 is as follows:

                             Year               (In thousands)
                             1997               $        16
                             1998                        18
                             1999                        19
                             2000                        21
                             2001                        22


     Pursuant to the provisions of the Company's long-term debt and line of credit agreements, the Company is subject to certain restrictive covenants which, among other things, require the maintenance of certain financial ratios and minimum levels of working capital.

4. OPERATING LEASES

     The Company leases certain operating facilities and equipment under noncancelable operating leases. Future minimum lease payments due under noncancelable operating leases are $14,000 in 1997. Rent expense under all operating leases was $49,000 and $35,000 for the years ended April 30, 1996 and 1995, respectively.

5. STOCK OPTIONS AND WARRANTS

     The Company has reserved 375,000 shares of common stock for issuance to employees and consultants of the Company pursuant to the 1991 stock option plan (the Plan) which the Company adopted in December 1991.

                                             Airport Systems International, Inc.

According to the terms of the Plan, both incentive stock options and nonqualified stock options to purchase common stock of the Company may be granted to key employees of and consultants to the Company, at the discretion of the Board of Directors. Incentive stock options may not be granted at prices which are less than the approximate fair market value on the date of grant. Non-qualified options may be granted at prices determined appropriate by the Board of Directors of the Company. Generally, these options become exercisable and vest over one to five years and expire within 10 years of the date of grant. At April 30, 1996, options to purchase 256,583 shares were vested and exercisable. The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Information with respect to options granted under the Plan is as follows:


                                                 Shares           Price
                                                -------      -------------
         Outstanding at May 1, 1994             319,500      $  .34 - 8.75
               Granted                           35,000               5.25
               Exercised                        (40,250)               .34
               Canceled                              -                  -
                                                -------      -------------
         Outstanding at April 30, 1995          314,250         .34 - 8.75
               Granted                               -                  -
               Exercised                        (17,500)               .34
               Canceled                              -                  -
                                                -------      -------------
         Outstanding at April 30, 1996          296,750      $  .34 - 8.75
                                                =======      =============

     In connection with the Company's initial public offering, the Company issued a warrant that allows the holder to purchase up to an aggregate of 75,000 shares of common stock. The warrant is exercisable at a per share price of $12.30 through December 1998.

6. INCOME TAXES


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:




(In thousands)                                                      1996                    1995
                                                                    ----                    ----
Deferred tax assets:
        Current:
               Inventory valuation                            $      -             $           7
               Warranty accrual                                       36                      89
               Accrued expenses                                      101                     126
               Other                                                  43                      20
                                                              ----------           -------------
                                                                     180                     242
       Non-current:
              Amortization of intangibles                             62                      69
                                                              ----------           -------------
Total deferred tax assets                                            242                     311
Deferred tax liabilities:
       Current:
               Basis differences in acquired assets                 (345)                   (357)
       Non-current:
               Basis differences in acquired assets                  (47)                     (8)
                                                              ----------          --------------
Total deferred tax liabilities                                      (392)                   (365)
                                                              ----------          --------------
Net deferred tax liability                                    $     (150)         $          (54)
                                                              ==========          ==============


     The income tax provision (benefit) for the years ended April 30, 1996 and 1995 is as follows:



(In thousands)                                       1996                   1995
                                                     ----                   ----
Current                                         $       (204)           $     374
Deferred                                                  96                  237
Total                                           $       (108)           $     611

Airport Systems International, Inc.

     The income tax provision (benefit) differs from amounts computed at the statutory federal income tax rate as follows:


(In thousands)                                                                1996                     1995
                                                                              ----                     ----
Provision at statutory rate                                             $       (109)            $          614
State income taxes, net of federal income tax effect                               -                         81
Tax benefit from Foreign Sales Corporation                                         -                        (85)
Other                                                                              1                          1
                                                                        ------------             --------------
                                                                        $       (108)            $          611
                                                                        ============             ==============


7. SEGMENT INFORMATION

     The Company had sales to two customers which accounted for 33% of total sales for the year ended April 30, 1996, and sales to one different customer which accounted for 32% of total sales for the year ended April 30, 1995.

     The Company's export sales to foreign customers by primary geographic region and in total are set forth below:



(In thousands)                                                                  1996                  1995
                                                                                ----                  ----
Asia                                                                        $    6,534       $       8,310
Africa                                                                           3,257               1,732
Europe                                                                             109               1,617
South America                                                                      293                 571
Australia                                                                           28               1,248
Other                                                                               29                  15
                                                                            ----------       -------------
                                                                            $   10,250       $      13,493
                                                                            ==========       =============

8. EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution employee benefit plan which covers substantially all full-time employees who have attained age 21 and completed six months of service. Each qualified employee is entitled to make voluntary contributions to the plan. The Company contributes 50% of each employee's contribution up to a maximum of 1% of the employee's base salary. Additionally, the Company may make discretionary contributions to the plan. For the years ended April 30, 1996 and 1995, Company contributions to the plan amounted to approximately $27,000 and $32,000, respectively.

9. ACQUISITION

     In September, 1994, the Company acquired from Vomar International, Inc. and Vomar Products, Inc. (Vomar) certain contracts, inventories, machinery, and intangibles relating to the VomaGlow line of airfield signage used to direct aircraft along runways, taxiways and to terminals. In January 1995, the Company identified certain warranty and product liabilities associated principally with the signage line not meeting Federal Aviation Administration specifications in all field conditions. The Company assumed these liabilities and negotiated an amendment to the original purchase agreement. Under the amended agreement, the Company was released from all guaranteed and contingent future payments and commissions on future product orders, and was allowed to cancel stock options granted to Vomar. The adjusted acquisition cost amounted to $1,730,000 including a $75,000 non-compete agreement included in other assets. The transaction has been accounted for as a purchase with cost in excess of net assets acquired of approximately $1,458,000 being amortized over 20 years using the straight-line method.

10. CONTINGENCY

     In 1995, a former sales representative of the Company filed a petition containing a claim against the Company for commissions on certain contracts with respect to the sale of products for ultimate use in India. The petition seeks damages of approximately $2.1 million plus interest. The litigation is in the discovery phase, and the case is set for trial in December 1996. The Company terminated the representative's contract prior to any commissions being due and as a result believes that the plaintiff's claim is without merit, denies liability for such commissions and intends to vigorously defend this claim. Presently, counsel for the Company is unable to estimate the range of possible loss, if any, which could result from this claim. Accordingly, no provision for any liability has been made in the accompanying consolidated financial statements.

                                             Airport Systems International, Inc.

Report of Independent Auditors


THE BOARD OF DIRECTORS AND STOCKHOLDERS
AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY

     We have audited the accompanying consolidated balance sheets of Airport Systems International, Inc. and subsidiary (the Company) as of April 30, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement . An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Airport Systems International, Inc. and subsidiary at April 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



Kansas City, Missouri                           /s/Ernest & Young LLP
June 14, 1996                                   -------------------------

Airport Systems International, Inc.



Stockholder Information

CORPORATE HEADQUARTERS        INDEPENDENT AUDITORS  REGISTRAR & TRANSFER AGENT
11300 West 89th Street        Ernst & Young LLP     UMB Bank, N.A.
Overland Park, Kansas  66214  Kansas City, Missouri Post Office Box 410064
Telephone:  (913) 495-2600                          Kanasas City, MO 64141-0064
Fax: (913) 492-0870                                 Telephone: (816) 860-7761

GENERAL COUNSEL                                     For change of name, address,
Sonnenschein Nath & Rosenthal                       or to replace lost stock
Kansas City, Missouri                               certificates, write or call
                                                    the Securities Transfer
                                                    Division.
INVESTOR RELATIONS
For corporate information, please contact:
Mr. Thomas C. Cargin
Vice President-Finance and Administration, Secretary
Telephone:  (913) 495-2614

STOCK TRADING
The Company's common stock trades on The Nasdaq Stock Market (National Market) under the symbol ASII.

COMMON STOCK PRICE RANGE AND DIVIDEND INFORMATION
The prices in the table below represent the high and low sales prices for Airport Systems common stock as reported by the Nasdaq National Market. No cash dividends have been declared. As of April 30, 1996, Airport Systems had approximately 1,200 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.


                                         1996                                                 1995
- ------------------------------------------------------           -----------------------------------------
                                   High          Low                                    High         Low
First Quarter                     $6            $4 3/4           First Quarter          $9 1/2      $6 1/4
Second Quarter                     5 1/2         3               Second Quarter          7           4 1/2
Third Quarter                      4 1/2         2 3/4           Third Quarter           6 1/2       3 3/4
Fourth Quarter                     6 1/4         3 7/8           Fourth Quarter          6 1/2       3 1/2
For the Year                      $6 1/4        $2 3/4           For the Year           $9 1/2      $3 1/2


FORM 10-K
Stockholders may receive a copy of Airport System's 1996 Annual Report to the Securities and Exchange Commission on Form 10-K by writing to Mr. Thomas C. Cargin, Vice President-Finance and Administration, at the corporate headquarters.

ANNUAL MEETING
Stockholders are cordially invited to attend the 1996 Annual Meeting of Stockholders, which will be held at The Kansas City Marriott Downtown commencing at 2:00 p.m., local time, on Tuesday, September 10, 1996.