Form 10KSB40, Exhibit 13
period 1997-04-30
AIRPORT SYSTEMS INTERNATIONAL INC
filed 1997-07-29
CIK 914398

Operating Summary

- Earnings recovery attained to $0.25 per share.
- Net sales increase 41% to $20.1 million.
- Fourth quarter income doubles to $0.21 per share.
- Contract awards reached a new high of $33 million.
- Indonesian award represents largest single project.
- Satellite-based navigation system nears FAA certification.
- Balance sheet remains strong.

About Airport Systems International

Airport Systems International, Inc. (Airport Systems or the "Company")designs, manufactures, markets and installs ground-based equipment ("navaids") and airfield signage to aid the in-flight navigation and ground movement of aircraft. The Company's products are used worldwide to guide the navigation of aircraft under all visibility conditions in various phases of a flight.

The Company's navaids consist of four principal types of equipment:

- Instrument landing systems ("ILS").
- Very high frequency omni-range transmitters ("VOR").
- Distance measuring equipment ("DME").
- Local area differential global positioning system ground station ("LADGPS").

This equipment serves as the ground-based components of the dominant aircraft navigation systems used today by both general aviation aircraft and commercial air carriers. The Company's airfield signage is used to identify runways and taxiways with unique design features for safety and reliability. All of the Company's equipment is subject to strict regulatory specifications and certification procedures.

Airport Systems also provides a full range of related services including site surveys and selection, turnkey installation, maintenance and training.

Contents

Operating Summary                                                Inside Front
Financial Highlights                                                        1
Letter to Stockholders                                                      2
Selected Financial Data                                                     7
Management's Discussion and Analysis                                        8
Consolidated Financial Statements                                          11
Notes to Consolidated Financial Statements                                 15
Report of Independent Auditors                                             20
Stockholder Information/Directors and Officers                    Inside Back

Airport Systems International, Inc.                                            1

                                             Financial Highlights

                                                   For the years ended April 30,
Amounts in thousands, except per share data          1997                1996
--------------------------------------------------------------------------------
RESULTS OF OPERATIONS
  Net sales                                      $ 20,098            $ 14,227
  Operating income (loss)                           1,064                (288)
  Income (loss) before income taxes                   960                (320)
  Income tax provision (benefit)                      361                (108)
  Net income (loss)                                   599                (212)
  Net income (loss) per share                    $   0.25            $  (0.10)
  Weighted average shares outstanding               2,400               2,192

                                                           April 30,
Amounts in thousands                               1997               1996
--------------------------------------------------------------------------------
BALANCE SHEET DATA
  Working capital                                $ 7,716             $ 6,792
  Total assets                                    18,593              12,878
  Long-term debt                                   1,202               1,221
  Stockholders' equity                             9,536               8,930

(Throughout this annual report, 1999, 1998, 1997, 1996 and 1995 are used to refer, respectively, to the Company's fiscal years that ended on April 30 in those same calendar periods.)

Airport Systems International, Inc.                                          2

Fellow Stockholders:

The recovery in profitability for 1997 headlined a year of significant accomplishments for Airport Systems. A primary goal was to demonstrate the profit potential we can realize by capitalizing on the demand that exists worldwide for navaid equipment and systems. The $33 million in new contracts signed during the year underscores the strength of our resources in competing for this business. The awards included the largest single contract ever for Airport Systems, a multi-location installation of equipment and related services for the Republic of Indonesia valued at $17.7 million. Our selection as the prime contractor for this program validated our qualifications for performing similar turnkey projects in the future. Success in obtaining the work also reinforced our position as the leading supplier of navigation systems to the Asia/Pacific region, the fastest-growing aviation sector in the world.

Our challenge is to sustain the positive momentum established during 1997. At the same time, we are mindful of the paramount goal of maximizing the value of stockholders' investment in Airport Systems. Shortly after the close of 1997, we announced the Board's decision to evaluate the various strategic alternatives that could enhance stockholder value. Among the alternatives being explored are joint ventures, mergers, acquisitions and strategic alliances. The outcome of that initiative obviously cannot be predicted. We believe the appropriate focus for this letter, therefore, should be a review of the key financial and operational developments during 1997 as well as the factors that will drive the Company's future growth.

Earnings Double In Fourth Quarter

The fourth quarter of 1997 featured records in bookings, sales and income. Through the first nine months of the year, we had recorded solid year-to-year gains versus the year-earlier results. The final period benefited from the start of several new contracts, including the Indonesian project. As a result, we recorded a 59% increase in net sales - from $4.6 million to $7.3 million - and a 110% increase in earnings per share from $0.10 to $0.21. For the year as a whole, sales rose 41% to $20.1 million; and the bottom line rebounded from a loss of $0.10 per share to net income of $0.25 per share. It is significant to note that we ended 1997 with a backlog of $19.3 million, compared to a backlog of $6.5 million a year ago. That improvement suggests a continuation of the Company's positive financial performance into fiscal 1998. We also maintained a strong financial position with $3.1 million in cash and cash equivalents, $7.7 million of working capital and a net worth of $9.5 million at the close of 1997.

Indonesian Contract Highlights
Competitive Leadership

As we indicated a year ago, we made the decision to continue mounting an aggressive marketing program even with the slowdown in new contracts industry-wide that was prevalent during early 1996. We were confident that the inherent need

[The recovery in profitability for 1997 headlined a year of significant accomplishments for Airport Systems. The $33 million in new contracts signed during the year underscores the fundamental strength of our resources.]

[Photo above: CVOR installation in Bodrum, Turkey.]

Airport Systems International, Inc.                                           3

to upgrade air navigation infrastructures around the world would lead to a return to the long-term expansion in demand that our industry has historically experienced. Our investment was rewarded with a number of important new contracts during 1997, the largest of which was the contract with the Republic of Indonesia for the delivery of 19 DVORs and 22 DMEs. The turnkey contract also includes installation, flight inspection, training and other support services over a two-year period. Funding for the contract was finalized in March 1997, and we were able to start shipments of certain components immediately.

The completion of this contract will result in a significant enhancement to the air navigation system within Indonesia. The contract also marks what we believe will be a pattern of other new navaid awards internationally. Recent developments point to visible headway on a number of major construction projects which involve new airports or significant upgrades and expansion of existing facilities. In Indonesia and the Asia/Pacific region alone, we believe the potential market for navaid products over the next several years exceeds $200 million.

The Indonesian award reinforces the solid technological standing of Airport Systems. Our position as a corporate organization focused entirely on navaids provides a clear competitive advantage. Over the

Airport Systems International, Inc.                                           4


past several years, we have worked hard to attain leadership in the industry through advances in the engineering of our systems and in higher efficiency and productivity. State-of-the-art technology gives us an important asset to use in establishing international alliances and joint ventures. In Indonesia, this resource has been a key part of our efforts to establish a joint venture with two Indonesian-based firms, PT.Len (Persero) and PT. Elektrindo Nusantara, to produce radio navigation, landing and runway visual aids. We believe our relationship with these Indonesian-based firms was important to our selection as the prime contractor on the Indonesian contract awarded to us in 1997. The issue of technology transfer remains a key concern for many governments when awarding large contracts, and our position as an independent supplier of navaids gives us the flexibility to form similar alliances in other markets.

New Awards/Installations Underscore
Worldwide Presence

The aim of our marketing program remains pursuing opportunities within the United States as well as internationally. Establishing Airport Systems as a leading supplier of navaids to airports under the oversight of the Federal Airport Administration ("FAA") is a vital credential for us both in the United States and internationally. We were very gratified to have been selected by the FAA in January 1997 to deliver and install 38 DMEs to upgrade the ground-based navigational systems at various airports within the United States. This contract marked our selection for each of the two major procurements of DMEs by the FAA over the past five years. Progress on this project has included acceptance in May 1997 of the first units on schedule and the order by the FAA for ten of the 20 additional units for which that agency has options.

A related contract received during 1997 involved ILS and DME equipment for Phoenix Sky Harbor International Airport, the sixth largest airport in the United States. The Phoenix award shows not only our technical competency but also the cost and time advantages that an airport authority can realize by working with Airport Systems. Our commercial, off-the-shelf ILS offered lower costs and a guaranteed delivery priority that contrasted meaningfully with using the Federal government's procurement process for the equipment. This is the same option that other airport authorities, such as in Springfield, Illinois and Concord, North Carolina, have followed in becoming customers of Airport Systems.

In 1997, we successfully installed 30 navaids in the United States and around the world. Our installations outside the United States during 1997 included locations in Lebanon, Korea, Thailand and Turkey, where we have already established a presence through the successful completion of previous contracts. We are seeking to increase the Company's market share in areas familiar to us, but are also pursuing opportunities to broaden our geographic scope into emerging markets, such as China, where we were awarded and


[Our investment in an aggressive marketing initiative was rewarded by the largest contract ever for Airport Systems, a $17.7 million two-year project for the Republic of Indonesia.]

[Photo above: DVOR installation in OaNang, Vietnam]

Airport Systems International, Inc.                                          5

completed our first contract during the year. We also saw continuing success in the Middle East with repeat orders from Lebanon and Turkey and the commissioning of sites in Turkey and Syria.

Development Of Satellite Navigation
System Proceeding

We are continuing to march forward in the development of our satellite-based landing system. The ground station is largely complete; flight tests have been completed; and data from test flights has been submitted to the FAA. As part of its review, the FAA has requested and will receive an evaluation system for use in completing its certification. Based on that schedule, we expect our system to be certified in the second or third quarter of 1998. The excitement of satellite-based systems has diminished somewhat over the past few years as airport authorities around the world have begun to recognize some of the technological challenges yet to be overcome. The acknowledgment of these difficulties has no doubt been a catalyst behind the resurgence that we have experienced since 1996 in the procurements of conventional navaids by international civil aviation authorities. As our record indicates, we are pursuing all opportunities to market our traditional navaid products but remain convinced that the future for air navigation rests on the technology of satellite-based systems.

Growth Prospects Reviewed

We are very excited about the prospects for Airport Systems for 1998. Based on the $19.3 million backlog at the start of the year, the opportunity is excellent for sustained growth in sales and earnings for the year as a whole. Industry trends support our optimism. Although the backlog may drop somewhat from the exceptionally high starting point as the year progresses, we are encouraged by the pace of bidding activity that has been present in the early part of 1998. We believe that the Company is well positioned to win some of the additional large navaid programs that we expect will be awarded over the next few years.

We want to conclude by thanking the employees of Airport Systems. The notable results of 1997 and the favorable prospects for extending this momentum would not have been possible without their tireless efforts, including many long days
- and nights - at our facility and extended trips away from homes to international locations.

We look forward to reporting to you on our ongoing progress during 1998.

Sincerely,

Keith S. Cowan
President and Chief Executive Officer

[There remains a significant worldwide need to upgrade and expand airports, and their related navigation systems. The Company's longer term prospects are enhanced by our ongoing development of a satellite-based navigation system for commercial landings.]

[Photo above: ILS installation at Marco Island, Florida.]

Airport Systems International, Inc.                                           6

                                             Selected Financial Data


(In thousands except per share data)

                                                              Year ended April 30,
                                                              1997           1996
----------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
 Sales                                                     $ 20,098       $ 14,227
 Cost of products sold                                       14,055         10,064
                                                           -----------------------
 Gross margin                                                 6,043          4,163
 Operating expenses                                           4,979          4,451
 Interest expense                                               110            135
 Other income, net                                                6            103
                                                           -----------------------
 Income (loss) before income taxes                              960           (320)
 Income tax provision (benefit)                                 361           (108)
                                                           -----------------------
 Net income (loss)                                         $    599       $   (212)
                                                           =======================
 Net income (loss) per common and common equivalent share  $    .25       $   (.10)
                                                           =======================
 Weighted average common and common equivalent shares
   outstanding - primary and fully diluted                    2,400          2,192
                                                           =======================
BALANCE SHEET DATA:

 Working capital                                           $  7,716       $  6,792
 Total assets                                                18,593         12,878
 Current portion of long-term debt                               18             16
 Long-term debt, less current portion                         1,202          1,221
 Stockholders' equity                                         9,536          8,930

Airport Systems International, Inc.                                          7


         Management's Discussion and Analysis of Financial Condition
                          and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated, certain statement of operations data:


                                                    Year Ended                 Year Ended
                                                    April 30, 1997           April 30, 1996
----------------------------------------------------------------------------------------------
(Dollars in Thousands)
Sales                                          $ 20,098      100.0%        $ 14,227     100.0%
Cost of products sold                            14,055       69.9%          10,064      70.7%
                                               -----------------------------------------------
Gross margin                                      6,043       30.1%           4,163      29.3%
Selling, general and administrative expenses      4,023       20.0%           3,460      24.3%
Research and development expenses                   956        4.8%             991       7.0%
                                               -----------------------------------------------
Operating income (loss)                           1,064        5.3%            (288)     (2.0%)
Interest expense                                   (110)       (.5%)           (135)     (0.9%)
Other income, net                                     6          _              103       0.7%
                                               -----------------------------------------------
Income (loss) before income taxes                   960        4.8%            (320)     (2.2%)
Income tax provision (benefit)                      361        1.8%            (108)     (0.7%)
                                               -----------------------------------------------
Net income (loss)                              $    599        3.0%        $   (212)     (1.5%)
                                               ===============================================

Sales in 1997 were $20.1 million, or 41% higher than sales in 1996. Of the $20.1 million, approximately $10.9 million, or 54%, represented deliveries to four customers. The increase in sales, compared to 1996, was due to an increase in the number of units shipped as a result of higher beginning year backlog and increased bookings during the current fiscal year.

Gross margin was $6.0 million, or 30% of sales, up approximately 45% from $4.2 million, or 29% of sales, in 1996. Gross margin and gross margin as a percent of sales increased due to increased sales and reduced manufacturing costs.

Selling, general and administrative (SG&A) expenses increased $563,000, or 16%, in 1997, reflecting an increase in costs attributable to the related increase in sales; but since certain of these costs are fixed in nature, SG&A expenses, as a percent of sales, decreased to 20% in 1997 from approximately 24% in 1996.

Research and development expenses remained relatively unchanged in 1997 versus 1996 ($956,000 and $991,000, respectively) and consisted of continued work on the Company's satellite-based landing system, a local area differential global positioning system ground station (LADGPS), as well as enhancements for existing products. Research and development activities are expected to remain at or near the 1997 levels as the Company continues product line enhancements and new product development programs, in particular the development of LADGPS, the ground component required for aircraft use of satellite-based navigation systems to achieve precision approach accuracy and integrity standards.

Other income decreased $97,000 in 1997, due primarily to $83,000 paid in 1997 to a former sales representative as settlement of a lawsuit over litigated commissions. The remaining difference is due to decreased interest income from lower average cash and investment balances as compared to 1996.

The Company recorded an effective income tax provision of approximately 38% in 1997 compared to a benefit for income taxes of approximately 34% for 1996. Tax benefits associated with the Company's foreign sales corporation reduced the Company's effective tax rate in 1997, as further described in Note 6 to the consolidated financial statements.

As a result of the above, net income for 1997 improved to $599,000 or 3% of sales, compared to a net loss of $212,000, or 1.5% of sales, in 1996.

Airport Systems International, Inc.                                          8

Backlog

The following table sets forth the domestic and international backlog as of the dates indicated:

(Dollars In Thousands)       April 30, 1997                April 30, 1996
--------------------------------------------------------------------------------
Domestic                $ 2,987           15.5%       $ 1,183           18.3%
International            16,332           84.5%         5,295           81.7%
                        --------------------------------------------------------
TOTAL                   $19,319          100.0%       $ 6,478          100.0%
                        ========================================================

The Company's backlog increased $12.8 million or 198% to $19.3 million at April 30, 1997, compared to $6.5 million at April 30, 1996. Approximately 68% of the backlog at April 30, 1997 was represented by a contract from the Republic of Indonesia, and 10% of the backlog relates to a contract with the Federal Aviation Administration. Approximately $13.5 million of the backlog at April 30, 1997 is expected to be completed and shipped in 1998, and the remainder is expected to be completed and shipped in 1999.

The increase in backlog, as compared to April 30, 1996, is the result of approximately $33.0 million in contract awards during the fiscal year, in particular, the award during the fourth quarter of a $17.7 million dollar contract to provide navaids to the Republic of Indonesia. The increase in bookings was also the result of investments the Company made in its marketing efforts as well as enhancements to its existing products in 1996 and 1995. The Company strengthened its marketing personnel and outside representative network as well as continued to implement processes in its bidding strategy which insure that bids are submitted only on projects likely to be awarded and for which the Company is positioned to win. In addition, the Company also saw an increase in bookings as a result of an increased level of contracts being awarded by civil aviation authorities. A substantial number of bids remained active at year end, but the Company is unable to determine when or if the related contracts will be awarded. The Company plans to continue to strengthen its marketing group during 1998. The Company expects that these actions, combined with a planned increase in marketing activities, will better position the Company to capture existing programs and identify and market upcoming programs. Enhancements to its current products include design changes which have offered new features to its customers as well as reduced cost and increased producibility. The Company expects backlog and bidding activities as well as contract awards to continue to fluctuate due to the size and timing of contract programs.

Quarterly Results

The following table sets forth selected unaudited financial information for the Company for the four fiscal quarters of the year ended April 30, 1997. This unaudited information has been prepared on the same basis as the annual financial statements contained elsewhere in this Annual Report and, in the opinion of the Company, reflects all adjustments necessary for a fair presentation thereof:

(Dollars In thousands)     July 31   October 31     January 31       April 30
--------------------------------------------------------------------------------
Sales                     $ 5,155      $ 4,014        $ 3,635        $ 7,294
Gross margin                1,558        1,265          1,052          2,168
Operating income (loss)       230           78            (67)           823
Net income (loss)         $   135      $    62        $   (98)       $   500
Gross margin %               30.2%        31.5%          28.9%          29.7%

The Company has experienced quarterly fluctuations in operating results and anticipates that these fluctuations will continue. The significant improvements in the fourth quarter results are primarily attributable to the deliveries made under the Indonesian contract. Fluctuations in quarterly sales are caused by a number of factors, including the timing of contract awards, delivery schedules, construction or funding delays, customers' budget cycles, changes in procurement patterns and shifting political and economic factors of the Company's customers. Profitability on contracts also will vary depending upon the product mix, the geographical location of the customer, the market served and the pricing strategies of it competitors.

Airport Systems International, Inc.                                           9




Inflation

The effect of inflation on the Company has not been significant over the past three years. However, an extended period of inflation could be expected to have an impact on the Company's earnings by causing interest rates, as well as material and labor rates, to increase faster than prices could be increased on new contracts.

Liquidity and Capital Resources

Net cash of $2.1 million was provided by operations in 1997 compared to $1.7 million used in 1996. The increase was principally the result of an increase in net income compared to the prior year as well as an increase in accrued expenses and customer deposits, partially offset by increases in inventories and accounts receivable resulting from increased sales.

Cash used in investing activities was $178,000 for 1997 compared to cash provided of $1.8 million in 1996. The decrease is due primarily to a net reduction of sales of short-term investments which provided cash of approximately $1.9 million during 1996, the proceeds of which were used to fund operations during that year.

Cash provided by financing activities was $590,000 in 1997 compared to $3,000 used in 1996. The increase is due primarily to an increase in net borrowings on the Company's bank line of credit to partially fund the short-term working capital needs during 1997.

The Company expects that it will meet ongoing requirements for working capital and capital expenditures from a combination of cash expected to be generated from operations, existing cash and cash equivalents, and available borrowing under the existing line of credit facility. In May, 1997, the Company negotiated an increase in its bank line of credit from $4 million to $6 million, primarily to cover the issuance of additional standby letters of credit.

Airport Systems International, Inc.                                          10


                                          CONSOLIDATED BALANCE SHEETS
(In thousands except share data)

                                                                    April 30
                                                               1997          1996
----------------------------------------------------------------------------------
ASSETS:
 Current assets:
   Cash and cash equivalents                                $  3,122      $    621
   Accounts receivable, less allowances of $57 in 1997
    and $49 in 1996 (Note 2)
                                                               7,533         4,722
   Refundable income taxes                                         -           201
   Inventories (Note 2)                                        4,717         3,686
   Prepaid expenses                                              186           289
                                                            ----------------------
   Total current assets                                       15,558         9,519

 Property and equipment, at cost (Notes 2 and 3):
   Land                                                          224           224
   Building and improvements                                   1,204         1,180
   Equipment                                                   1,609         1,626
                                                            ----------------------
                                                               3,037         3,030
   Accumulated depreciation and amortization                  (1,329)       (1,136)
                                                            ----------------------
                                                               1,708         1,894
 Deferred income taxes (Note 6)                                    -            15
 Other assets                                                     63           113
 Cost in excess of net assets acquired                         1,264         1,337
                                                            ----------------------
 Total assets                                               $ 18,593      $ 12,878
                                                            ======================

LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
   Note payable to bank (Note 2)                            $    600      $      -
   Accounts payable                                            2,511         1,279
   Accrued expenses                                            1,931         1,166
   Customer deposits                                           2,372           101
   Income taxes payable                                          387            --
   Deferred income taxes (Note 6)                                 23           165
   Current portion of long-term debt (Note 3)                     18            16
                                                            ----------------------
   Total current liabilities                                   7,842         2,727
 Long-term debt, less current portion (Note 3)                 1,202         1,221
 Deferred income taxes                                            13             -
 Stockholders' equity (Note 5):
    Common stock, $.01 par value:
     Authorized shares - 5,000,000
     Issued and outstanding shares - 2,230,500 in 1997
       and 2,207,750 in 1996                                      22            22
    Additional paid-in capital                                 7,293         7,286
    Retained earnings                                          2,221         1,622
                                                            ----------------------
 Total stockholders' equity                                    9,536         8,930
                                                            ----------------------
 Total liabilities and stockholders' equity                 $ 18,593      $ 12,878
                                                            ======================

See accompanying notes.

Airport Systems International, Inc.                                          11


                                        Consolidated Statements of Operations


(In thousands except per share data)

                                                                            Year ended April 30,
                                                                             1997            1996
-------------------------------------------------------------------------------------------------
Sales                                                                     $ 20,098       $ 14,227
Cost of products sold                                                       14,055         10,064
                                                                          -----------------------
Gross margin                                                                 6,043          4,163
Selling, general and administrative expenses                                 4,023          3,460
Research and development expenses                                              956            991
                                                                          -----------------------

Operating income (loss)                                                      1,064           (288)
Other income (expense):
 Interest expense                                                             (110)          (135)
 Other income                                                                   92            105
 Other expense                                                                 (86)            (2)
                                                                          -----------------------
Income (loss) before income taxes                                              960           (320)
Income tax provision (benefit) (Note 6)                                        361           (108)
                                                                          -----------------------
Net income (loss)                                                         $    599       $   (212)
                                                                          =======================
Net income (loss) per common and common equivalent share -
 primary and fully diluted                                                $    .25       $   (.10)
                                                                          =======================
Weighted average common shares outstanding - primary and fully diluted       2,400          2,192
                                                                          =======================

See accompanying notes.

Airport Systems International, Inc.                                          12

                            Consolidated Statements of Stockholders' Equity

(In thousands)

                                          Additional                         Total
                                 Common    Paid-In         Retained     Stockholders'
                                 Stock     Capital         Earnings         Equity
------------------------------------------------------------------------------------

Balance at April 30, 1995         $22       $ 7,280        $ 1,834        $ 9,136
   Net loss                         -             -           (212)          (212)
   Exercise of stock options        -             6              -              6
                                  --------------------------------------------------
Balance at April 30, 1996          22         7,286          1,622          8,930
    Net income                      -             -            599            599
    Exercise of stock options       -             7              -              7
                                  --------------------------------------------------
Balance at April 30, 1997         $22       $ 7,293        $ 2,221        $ 9,536
                                  ==================================================

See accompanying notes.

Airport Systems International, Inc.                                          13

                                   Consolidated Statements of Cash Flows

(In thousands)
                                                              Year ended April 30,
                                                              1997         1996
---------------------------------------------------------------------------------
OPERATING ACTIVITIES:

Net income (loss)                                          $   599        $  (212)
Adjustments to reconcile net income (loss) to net cash
 provided by (used in) operating activities:
  Depreciation and amortization                                486            522
  Loss on sale of equipment                                      1              3
  Provision of doubtful accounts                                19              2
  Deferred income taxes                                       (114)            96
Changes in operating assets and liabilities:
  Restricted cash                                               --             61
  Accounts receivable                                       (2,830)          (481)
  Refundable income taxes                                      201           (201)
  Inventories                                               (1,031)        (1,008)
  Prepaid expenses                                             103           (100)
  Accounts payable                                           1,232            364
  Accrued expenses and customer deposits                     3,036           (708)
  Income taxes payable                                         387            (69)
                                                           ----------------------
Net cash provided by (used in) operating activities          2,089         (1,731)

INVESTING ACTIVITIES:
Proceeds from sale of short-term investments                    --          2,431
Purchases of short-term investments                             --           (492)
Purchases of property and equipment                           (193)          (140)
Proceeds from sale of property and equipment                    15             --
                                                           ----------------------
Net cash provided by (used in) investing activities           (178)         1,799


FINANCING ACTIVITIES:
Principal payments on long-term debt                           (17)            (9)
Borrowings on note payable to bank                           1,605             --
Principal payments on note payable to bank                  (1,005)            --
Proceeds from exercise of stock options                          7              6
                                                           ----------------------
Net cash provided by (used in) financing activities            590             (3)
Net increase in cash and cash equivalents                    2,501             65
Cash and cash equivalents at beginning of year                 621            556
                                                           ----------------------
Cash and cash equivalents at end of year                   $ 3,122        $   621
                                                           ======================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
Interest                                                   $   121        $   136
                                                           ======================
Income taxes                                               $    49        $    66
                                                           ======================


See accompanying notes.

Airport Systems International, Inc.                                          14

                                  Notes to Consolidated Financial Statements

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Airport Systems International, Inc. and Subsidiary (the Company) designs, manufactures, markets and installs ground-based aircraft radio navigation equipment and airfield signage, both of which are sold internationally and domestically.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Airport Systems International, Inc. and its wholly owned subsidiary, ASII International, Inc. (a foreign sales corporation). All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash and highly liquid investments with original maturities of three months or less.

CONCENTRATION OF CREDIT RISK

The Company grants credit to customers who meet the Company's pre-established credit requirements. The Company generally requires foreign customers to issue letters of credit which secure payment of the accounts receivable balances. Credit losses are provided for in the Company's consolidated financial statements and have been within management's expectations.

FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, including cash, accounts receivable, accounts payable, note payable, and long-term debt, as reported in the accompanying consolidated balance sheets, approximates fair value.

REVENUE RECOGNITION

Generally, the Company generates revenues pursuant to contracts with its customers, most of which are less than one year in duration. Revenue on the Company's contracts is principally recognized using the percentage of completion, units of delivery method.

INVENTORIES

Inventories are stated at the lower of cost, or market. Inventories valued using the last-in, first-out (LIFO) method comprised 87% and 85% of consolidated inventories at April 30, 1997 and 1996, respectively. Inventories not valued by the LIFO method are valued using the first-in, first-out (FIFO) method. At April 30, 1997 and 1996, cost determined by using the LIFO method exceeded current cost by approximately $453,000 and $313,000, respectively.

Inventories are summarized by major classification as follows:

                                                                April 30,
(In Thousands)                                              1997       1996
--------------------------------------------------------------------------------
Raw materials                                                $3,128     $1,875
Work-in-process                                               1,306      1,562
Finished goods                                                  283        249
                                                             -------------------
                                                             $4,717     $3,686
                                                             ===================

Airport Systems International, Inc.                                          15


PROPERTY AND EQUIPMENT

Depreciation is computed using the straight-line method over the following estimated useful lives:

                    DESCRIPTION                    YEARS
                ----------------------------------------
                Building and improvements            30
                Equipment                             5

INCOME TAXES

The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. The liability method provides that deferred tax assets and liabilities are recorded based upon the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse.

COST IN EXCESS OF NET ASSETS ACQUIRED

The cost in excess of net assets acquired relates to the acquisition of the assets and operations of the airfield signage business in fiscal 1995 and is being amortized on the straight-line method over 20 years.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to $26,300 and $68,300 for the years ended April 30, 1997 and 1996, respectively.

NET INCOME PER SHARE

Net income per common and common equivalent share is computed by dividing net income applicable to common stock by the weighted average common and common equivalent shares outstanding during each year. The dilutive effect of options for the purchase of common stock is included in the per share computations in 1997. The options for the purchase of common stock were antidilutive in 1996 and are excluded from the per share computations.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which the Company is required to adopt during the quarter ended January 31, 1998. The Company will be required to change its method of computing earnings per share and to restate all prior periods. Under the new rules for calculating primary earnings per share, the dilutive effect of stock options will be excluded. Pro forma basic income per share, calculated in accordance with SFAS No. 128, amounted to $.27 for the year ended April 30, 1997. The impact of SFAS No. 128 on the calculation of fully diluted income per share was not material.

STOCK COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock options. Under APB No. 25, no compensation expense is recognized when the exercise price of the Company's stock options equals or exceeds the market price of the stock on the date of grant. Compensation is recorded over an option's vesting period when the exercise price of options granted is less than fair value on the date of grant.

LETTERS OF CREDIT

The Company has outstanding secured and unsecured letters of credit totaling $2,497,000 and $1,452,000 at April 30, 1997 and 1996, respectively.

2. NOTE PAYABLE TO BANK

The Company has a line of credit agreement with a bank which expires September 1, 1997. The agreement allows for borrowings up to a maximum of $4,000,000, at an interest rate of prime (8.50% at April 30, 1997), secured by accounts receivable, inventory and equipment. Borrowings outstanding under the line of credit totalled $600,000 at April 30, 1997. There were no outstanding borrowings under the line of credit at April 30, 1996.

Airport Systems International, Inc.                                          16

3. LONG-TERM DEBT

At April 30, 1997 and 1996, long-term debt consisted of a note payable amounting to $1,220,000 and $1,237,000, respectively. The note payable bears interest, adjustable May 2001 and 2006, at the prior five-year treasury index average plus 2.5% (7.94% at April 30, 1997), and is due in monthly installments of $9,486, including interest, through June 2011 with a final payment of approximately $788,200 due on that date. The note is secured by a first mortgage on real property and improvements with a net book value of $1,161,000 at April 30, 1997.

The aggregate amount of principal to be paid on this note payable during each of the next five years ending April 30 is as follows:

                          Year              (In Thousands)
                          -------------------------------
                          1998                    $18
                          1999                     19
                          2000                     21
                          2001                     22
                          2002                     24

Pursuant to the provisions of the Company's long-term debt and line of credit agreements, the Company is subject to certain restrictive covenants which, among other things, require the maintenance of certain financial ratios and minimum levels of tangible net worth.

4. OPERATING LEASES

The Company leases certain operating facilities and equipment under noncancelable operating leases. Future minimum lease payments due under noncancelable operating leases are $36,300 in 1998 and $24,200 in 1999. Rent expense under all operating leases was $48,000 and $49,000 for the years ended April 30, 1997 and 1996, respectively.

5. STOCK OPTIONS AND WARRANTS

The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for employee stock options instead of the fair value accounting method provided for under SFAS No. 123, "Accounting for Stock-Based Compensation." The effect of applying the fair value method required by SFAS No. 123 to the Company's stock option awards results in net income and net income per share that are not materially different from the amounts reported in the accompanying consolidated statements of operations.

The Company has reserved 375,000 shares of common stock for issuance to employees and consultants of the Company pursuant to the 1991 stock option plan (the Plan) which the Company adopted in December 1991. According to the terms of the Plan, both incentive stock options and nonqualified stock options to purchase common stock of the Company may be granted to key employees of and consultants to the Company, at the discretion of the Board of Directors. Incentive stock options may not be granted at prices which are less than the approximate fair market value on the date of grant. Non-qualified options may be granted at prices determined appropriate by the Board of Directors of the Company. Generally, these options become exercisable and vest over one to five years and expire within 10 years of the date of grant. At April 30, 1997, options to purchase 264,000 shares were vested and exercisable. Information with respect to options granted under the Plan is as follows:

                                                          Shares       Price
--------------------------------------------------------------------------------
OUTSTANDING AT APRIL 30, 1995                            314,250    $.34 - 8.75
   Granted                                                     -              -
   Exercised                                             (17,500)           .34
   Canceled                                                    -              -
                                                         ----------------------
OUTSTANDING AT APRIL 30, 1996                            296,750     .34 - 8.75
   Granted                                                15,000           5.50
   Exercised                                             (22,750)           .34
   Canceled                                                    -              -
                                                         ----------------------
OUTSTANDING AT APRIL 30, 1997                            289,000    $.34 - 8.75
                                                         ======================

Airport Systems International, Inc.                                          17


In connection with the Company's initial public offering, the Company issued a warrant that allows the holder to purchase up to an aggregate of 75,000 shares of common stock. The warrant is exercisable at a per share price of $12.30 through December 1998.

6. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at April 30, 1997 and 1996 are as follows:

(In Thousands)                                         1997           1996
--------------------------------------------------------------------------------
Deferred tax assets:
 Current:
   Warranty accrual                                   $  43          $  36
   Accrued expenses                                     186            101
   Other                                                 22             43
                                                      --------------------
                                                        251            180
 Non-current:
   Amortization of intangibles                           55             62
                                                      --------------------
Total deferred tax assets                               306            242
Deferred tax liabilities:
 Current:
   Basis differences in acquired assets                (274)          (345)
 Non-current:
   Basis differences in acquired assets                 (68)           (47)
                                                      --------------------
Total deferred tax liabilities                         (342)          (392)
                                                      --------------------
Net deferred tax liability                            $ (36)         $(150)
                                                      ====================


The income tax provision (benefit) for the years ended April 30, 1997 and 1996 is as follows:

(In Thousands)                                                1997    1996
--------------------------------------------------------------------------------
Current                                                       $475   $(204)
Deferred                                                      (114)     96
                                                              ------------
Total                                                         $361   $(108)
                                                              ============

The income tax provision (benefit) differs from amounts computed at the statutory federal income tax rate as follows:

(In Thousands)                                                 1997     1996
--------------------------------------------------------------------------------
Provision at statutory rate                                    $326    $(109)
State income taxes, net of federal income tax effect             42        -
Tax benefit from foreign sales corporation                      (23)       -
Other                                                            16        1
                                                               -------------
                                                               $361    $(108)
                                                               =============

Airport Systems International, Inc.                                          18


7. SEGMENT INFORMATION

The Company had sales to four customers which accounted for 54% of total sales for the year ended April 30, 1997 and sales to two different customers which accounted for 33% of total sales for the year ended April 30, 1996.

The Company's export sales to foreign customers by primary geographic region and in total are set forth below:

(In Thousands)                                          1997           1996
--------------------------------------------------------------------------------
Asia                                                  $12,638        $ 6,534
Africa and the Middle East                              3,640          3,257
Europe                                                    556            109
Canada                                                    626             --
South America                                             292            293
Australia                                                   7             28
Other                                                       3             29
                                                      ----------------------
                                                      $17,762        $10,250
                                                      ----------------------

8.  EMPLOYEE BENEFIT PLAN

The Company has a defined contribution employee benefit plan which covers substantially all full-time employees who have attained age 21 and completed six months of service. Each qualified employee is entitled to make voluntary contributions to the plan. The Company contributes 50% of each employee's contribution up to a maximum of 1% of the employee's base salary. Additionally, the Company may make discretionary contributions to the plan. For the years ended April 30, 1997 and 1996, Company contributions to the plan amounted to approximately $30,000 and $27,000, respectively.

Airport Systems International, Inc.                                          19

                                          REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Airport Systems International, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Airport Systems International, Inc. and subsidiary (the Company) as of April 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Airport Systems International, Inc. and subsidiary at April 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Kansas City, Missouri
June 20, 1997                                   /s/ Ernst & Young LLP

Board of Directors

Walter H. Stowell, Jr.
Chairman of the Board
Retired Senior Vice President and General Manager
Equipment Division
Raytheon Company

Thomas C. Blackburn
Vice President
Kansas Venture Capital, Inc.
(private investments)

Thomas C. Cargin
Vice President - Finance and Administration, Secretary
Airport Systems International, Inc.

Keith S. Cowan
President and Chief Executive Officer
Airport Systems International, Inc.

Michael J. Meyer
Managing Director
Holden Capital Advisors
(private equity merchant banking)

Robert D. Taylor
President
Taylor Financial Corporation
(financial and management consulting)



Corporate Officers

Walter H. Stowell, Jr.
Chairman of the Board

Keith S. Cowan
President, Chief Executive Officer

Thomas C. Cargin
Vice President - Finance and
Administration, Secretary

Gregory C. Brand
Vice President - Field Operations and
Training

Karl B. Gemparli
Vice President - Manufacturing

Wayne S. Howard
Vice President - Indonesia Programs

John C. Roos
Vice President - Engineering

Michael M. Warner
Vice President - Business Development

John R. Wharton
Vice President - Sales



Stockholder Information

CORPORATE HEADQUARTERS
11300 West 89th Street
Overland Park, Kansas  66214
Telephone:  (913) 495-2600
Fax:  (913) 492-0870

GENERAL COUNSEL
Blackwell Sanders Matheny Weary & Lombardi, L.C.
Kansas City, Missouri

INDEPENDENT AUDITORS
Ernst & Young LLP
Kansas City, Missouri

REGISTRAR & TRANSFER AGENT
UMB Bank, N.A.
Post Office Box 410064
Kansas City, MO  64141-0064
Telephone:  (816) 860-7761

For change of name, address, or to replace lost stock certificates, write or call the Securities Transfer Division.

INVESTOR RELATIONS
For corporate information, please contact:
Mr. Thomas C. Cargin
Vice President - Finance and Administration, Secretary
Telephone:  (913) 495-2614

STOCK TRADING
The Company's common stock trades on The Nasdaq Stock Market (National Market) under the symbol ASII.

COMMON STOCK PRICE RANGE AND
DIVIDEND INFORMATION
The prices in the table below represent the high and low sales prices for Airport Systems common stock as reported by the Nasdaq National Market. No dividends have been declared. As of April 30, 1997, Airport Systems had approximately 1,300 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

                                                           1997
                                                     High        Low
---------------------------------------------------------------------
First Quarter                                       $6 1/8     $5 1/2
Second Quarter                                       6 1/2      4 7/8
Third Quarter                                        6 3/8      4 7/8
Fourth Quarter                                       6 1/4      5 1/8
For the Year                                         6 1/2      4 7/8


                                                          1996
                                                    High        Low
--------------------------------------------------------------------
First Quarter                                       $6        $4 3/4
Second Quarter                                       5         3
Third Quarter                                        4 1/2     2 3/4
Fourth Quarter                                       6 1/4     3 7/8
For the Year                                        $6 1/4    $2 3/4

FORM 10-K
Stockholders may receive a copy of Airport System's 1997 Annual Report to the Securities and Exchange Commission on Form 10-K by writing to Mr. Thomas C. Cargin, Vice President - Finance and Administration, at the corporate headquarters.

ANNUAL MEETING
Stockholders are cordially invited to attend the 1997 Annual Meeting of Stockholders, which will be held at The Doubletree Hotel at Corporate Woods; 10100 College Blvd.; Overland Park, Kansas commencing at 2:00 p.m. local time on Tuesday, September 16, 1997.