Form 10KSB, Exhibit 13
period 1998-04-30
AIRPORT SYSTEMS INTERNATIONAL INC
filed 1998-07-28
CIK 914398

                                                                      Exhibit 13

SELECTED FINANCIAL DATA

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY
(In thousands except per share data)


                                                                                 Year Ended April 30
                                                                                 1998           1997
-----------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
    Sales                                                                      $23,846        $20,098
    Cost of products sold                                                       16,631         14,055
                                                                               -------        -------
    Gross margin                                                                 7,215          6,043
    Operating expenses                                                           5,746          4,979
    Interest expense                                                               107            110
    Other income, net                                                              116              6
                                                                               -------        -------
    Income before income taxes                                                   1,478            960
    Provision for income taxes                                                     498            361
                                                                               -------        -------
    Net income                                                                 $   980        $   599
                                                                               =======        =======

    Basic earnings per common share                                            $   .44        $   .27
                                                                               =======        =======
    Basic weighted average common shares outstanding                             2,230          2,230
                                                                               =======        =======
BALANCE SHEET DATA:
    Working capital                                                            $ 8,804        $ 7,716
    Total assets                                                                16,854         18,593
    Current portion of long-term debt                                               19             18
    Long-term debt, less current portion                                         1,184          1,202
    Stockholders' equity                                                        10,441          9,536

1. The Company has never declared or paid any dividends to the common stockholders and the company does not anticipate paying any cash dividends in the foreseeable future.


                                      P. 7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



RESULTS OF OPERATIONS

   The following table sets forth for the years indicated, certain income statement data:

                                                    Year Ended               Year Ended
                                                  April 30, 1998           April 30, 1997
------------------------------------------------------------------------------------------
(Dollars in Thousands)
Sales                                            $ 23,846   100.0%        $ 20,098   100.0%
Cost of products sold                              16,631    69.7%          14,055    69.9%
                                                 --------   -----         --------   -----
Gross margin                                        7,215    30.3%           6,043    30.1%
Selling, general and administrative expenses        4,255    17.8%           4,023    20.0%
Research and development expenses                   1,491     6.3%             956     4.8%
                                                 --------   -----         --------   -----
Operating income                                    1,469     6.2%           1,064     5.3%
Interest expense                                     (107)    (.4%)           (110)    (.5%)
Other income, net                                     116      .4%               6      --
                                                 --------   -----         --------   -----
Income before income taxes                          1,478     6.2%             960     4.8%
Provision for income taxes                            498     2.1%             361     1.8%
                                                 --------   -----         --------   -----
Net income                                       $    980     4.1%        $    599     3.0%
                                                 --------   -----         --------   -----

   Sales in 1998 were $23.8 million, or 19% higher than sales in 1997. Of the $23.8 million, approximately $10.9 million, or 46%, represented deliveries to two customers. The increase in sales compared to 1997 was due to an increase in the number of units shipped primarily as a result of higher beginning year backlog.

   Gross margin was $7.2 million, or 30% of sales, up approximately 19% from $6.0 million, or 30% of sales, in 1997. Gross margin increased due to increased sales.

   Selling, general and administrative ("SG&A") expenses increased $232,000, or 6%, in 1998, reflecting an increase in costs attributable to the related increase in sales, but since certain of these costs are fixed in nature, SG&A expenses, as a percent of sales, decreased to 18% in 1998 from 20% in 1997.

   Research and development expenses increased $535,000, or 56% in 1998 reflecting continued work on enhancements to the Company's current product line which includes its category II/III Instrument Landing System (ILS) and the Company's satellite-based landing system, a local area differential global positioning system ground station (LADGPS). During 1998, the Company completed the data link transmitter and receiver used in future GPS-based aircraft landing systems. This included software approval by the Federal Aviation Administration. The Company believes this data link transmitter and receiver will play a key role in future GPS-based systems. The Company also substantially completed enhancements to its ILS product line. With the completion of the data link transmitter and receiver and the progress made on the ILS, the Company expects a reduced level of research and development activities in fiscal 1999.

   Other income, net increased $110,000 in 1998, due primarily to $83,000 paid in 1997 to a former sales representative as settlement of a lawsuit over litigated commissions. The remaining difference is due to increased interest income from higher average cash and investment balances as compared to 1997.

   The Company's effective income tax rate declined to approximately 34% in 1998 compared to approximately 38% for 1997 due primarily to increased tax benefits derived from its foreign sales corporation as further described in Note 6 to the consolidated financial statements.

   As a result of the above, net income for 1998 was $980,000 or 4% of sales, compared to $599,000, or 3% of sales, in 1997.


                                      P. 8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



BACKLOG

   The following table sets forth the domestic and international backlog as of the dates indicated:

                                                  April 30, 1998           April 30, 1997
------------------------------------------------------------------------------------------
(In Thousands)

Domestic                                         $  1,328    12.6%        $  2,987    15.5%
International                                       9,246    87.4%          16,332    84.5%
                                                 --------   -----         --------   -----
TOTAL                                            $ 10,574   100.0%        $ 19,319   100.0%
                                                 --------   -----         --------   -----

   The Company's backlog decreased $8.7 million or 45% to $10.6 million at April 30, 1998, compared to $19.3 million at April 30, 1997. Approximately 46% of the backlog at April 30, 1998 was represented by a contract from the Republic of Indonesia. 15% of the backlog represents a contract with the Republic of China (Taiwan) for multiple ILS systems while 13% of the backlog represents a contract with a major U.S. air traffic control contractor for the delivery of multiple ILS systems into South America. Approximately $8.6 million of the backlog at April 30, 1998 is expected to be completed and shipped in 1999, and the remainder is expected to be completed and shipped in 2000 and beyond.

   The decrease in backlog, as compared to April 30, 1997, is primarily the result of bookings not keeping pace with shipments. In particular, the backlog at April 30, 1997 included approximately $12.0 million related to a $17.7 million contract signed with the Republic of Indonesia in the fourth quarter of 1997. During 1998, approximately $7.0 million of this contract was shipped. Bookings for the year totaled $15.4 million, approximately the same amount as in 1997, net of the Indonesian order. The economic difficulties experienced in Southeast Asia delayed or canceled several programs for which the Company was expecting contracts to be awarded, thus significantly contributing to the lack of growth in orders during 1998. The Company plans to continue to strengthen its marketing group through the addition of domestic and international marketing personnel during 1999. The Company expects that this, combined with the introduction of enhancements to its current products (in particular its CAT II/III ILS) will increase its geographic penetration in its markets as well as improve its competitive position on future tenders. Because of this, the Company is optimistic about its ability to capture additional market share in the future.

   In addition, the Company has seen a noticeable shift in the position of civil aviation authorities, including the FAA, regarding conventional navaids and GPS-based navigation systems. During the year, the FAA changed its position regarding the basic design of the GPS-based navigation system and its suitability as the sole means of navigation. This not only delayed the development of GPS-based systems but also increased the likelihood that conventional navaids would be required in the foreseeable future. Based on the average age of existing navaids in the United States, the Company believes the likelihood exists for significant procurements of conventional navaids by the FAA, as well as state and local airport authorities. This will also have a spill-over effect on the procurement practices of civil aviation authorities around the world. The Company expects backlog and bidding activities as well as contract awards to continue to fluctuate due to the size and timing of contract programs.


                                      P. 9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



QUARTERLY RESULTS

   The following table sets forth selected unaudited financial information for the Company for the four fiscal quarters of the year ended April 30, 1998. This unaudited information has been prepared on the same basis as the annual financial statements contained elsewhere in this Annual Report and, in the opinion of the Company, reflects all adjustments necessary for a fair presentation thereof:

Dollars in thousands                         July 31    October 31    January 31    April 30
--------------------------------------------------------------------------------------------
Sales                                        $5,753       $6,167        $6,482       $5,444
Gross margin                                  1,605        2,075         1,703        1,832
Operating income                                212          538           239          480
Net income                                   $  160       $  381        $  150       $  289
Gross margin %                                 27.9%        33.6%         26.3%        33.7%

   The Company has experienced quarterly fluctuations in operating results and anticipates that these fluctuations will continue. Fluctuations in quarterly sales are caused by a number of factors, including the timing of contract awards, delivery schedules, construction or funding delays, customers' budget cycles, changes in procurement patterns and shifting political and economic factors of the Company's customers. Profitability on contracts also will vary depending on the product mix, the geographical location of the customer, the market served and the pricing strategies of competitors.

INFLATION

   The effect of inflation on the Company has not been significant over the past several years. However, an extended period of inflation could be expected to have an impact on the Company's earnings by causing interest rates, as well as material and labor rates to increase faster than prices could be increased on new contracts.

LIQUIDITY AND CAPITAL RESOURCES

   Net cash of $277,000 was provided by operations in 1998 compared to $2.1 million provided in 1997. The decrease was principally the result of decreases in accounts payable and accrued expenses due primarily to a decrease in customer down payments, partially offset by decreases in accounts receivable, and an increase in net income compared to the prior year.

   Cash used in investing activities was $258,000 for 1998 compared to $178,000 in 1997. The increase is due primarily to increased purchases of fixed assets. The Company expects capital expenditures to increase in 1999 as investments are made in new computer systems, software and manufacturing and test equipment.

   Cash used in financing activities was $692,000 in 1998 compared to $590,000 provided by financing activities in 1997. The decrease is due primarily to the repayment of borrowings on the Company's bank line of credit. In addition, the Company repurchased $75,000 of warrants issued in connection with its initial public offering in November 1993.

   The Company expects that it will meet ongoing requirements for working capital and capital expenditures from a combination of cash expected to be generated from operations, existing cash and cash equivalents, and available borrowings under the existing line of credit facility.

NEW ACCOUNTING PRONOUNCEMENTS AND OTHER

   In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements and, accordingly, will have no impact on the Company's reported financial position, results of operations or cash flows. The Company will adopt SFAS No. 130 during its first quarter of 1999. FASB also issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" in 1997. This statement establishes standards for the way companies report information about operating segments in annual financial statements for periods beginning after December 15, 1997. It also establishes standards for related disclosures about


                                     P. 10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



products and services, geographic areas, and major customers. Adoption of SFAS No. 131 is not expected to impact the Company's consolidated financial statements. The FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998. This statement establishes standards for accounting for derivative and hedging activities. The Company has not yet determined the adoption date of SFAS No. 133 nor what the effect of this statement will be on the earnings and financial position of the Company.

   The Company has considered the impact of Year 2000 issues on its internal computer systems and applications and developed a remediation plan. The Company has completed an assessment and will have to modify or replace portions of its software so that its internal computer systems will function properly with respect to dates in the Year 2000 and thereafter. The total Year 2000 project cost is estimated at approximately $165,000, which includes $125,000 for the purchase of new software and hardware that will be capitalized and $40,000 that will be expensed as incurred. The project is estimated to be completed by the end of the third quarter of 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 issue could have a material impact on the operations of the Company.

   The Company has considered the impact of Year 2000 issues on the navigation and landing systems it has sold and installed. The Company did a formal evaluation and testing of certain of its equipment for the FAA and an informal evaluation and testing on its other equipment and found no Year 2000 issues which were critical to flight safety. Some of the Company's older navigation and landing systems have computers with programs written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the Year 2000. No system failures will occur as a result of Year 2000 issues as navigational guidance is not dependent on this function. The Company responds to requests from customers regarding Year 2000 issues as described herein and does not believe it will incur any costs with regard to this issue which will be material to the Company's consolidated financial statements.

FORWARD LOOKING COMMENTS

   The discussions set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other statements may contain forward-looking comments based on current expectations that involve a number of risks and uncertainties. Actual results could differ materially from those projected or suggested in the forward-looking comments. The difference could be caused by a number of factors, including, but not limited to, the factors and conditions which are described under the headings "Results of Operations," and "Backlog," as well as the competitive and pricing pressures related to all contracts, either already in the Company's backlog, or which the Company is pursuing. Further information on the factors that could affect the Company's financial results is included in the Company's other Securities and Exchange Commission filings. The reader is cautioned that the Company does not have a policy of updating or revising forward-looking statements and, thus, he or she should not assume that silence by management of the Company over time means that actual events are bearing out as estimated in such forward-looking statements.


                                     P. 11

CONSOLIDATED BALANCE SHEETS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



                                                                                          April 30,
                                                                                    ---------------------
                                                                                      1998         1997
---------------------------------------------------------------------------------------------------------
(In thousands except per share data)

ASSETS
  Current assets:
    Cash and cash equivalents                                                       $  2,449     $  3,122
    Accounts receivable, less allowances of $51 in 1998 and $57 in 1997 (Note 2)       6,156        7,533
    Inventories (Note 2)                                                               5,261        4,717
    Prepaid expenses                                                                     152          186
                                                                                    --------     --------
    Total current assets                                                              14,018       15,558

  Property and equipment, at cost (Notes 2 and 3):
    Land                                                                                 224          224
    Building and improvements                                                          1,259        1,204
    Equipment                                                                          1,820        1,609
                                                                                    --------     --------
                                                                                       3,303        3,037

    Accumulated depreciation and amortization                                         (1,687)      (1,329)
                                                                                    --------     --------
                                                                                       1,616        1,708

  Other assets, net                                                                       30           63
  Cost in excess of net assets acquired, net of accumulated
    amortization of $267 in 1998 and $193 in 1997                                      1,190        1,264
                                                                                    --------     --------
Total assets                                                                        $ 16,854     $ 18,593
                                                                                    --------     --------

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Note payable to bank (Note 2)                                                   $      -     $    600
    Accounts payable                                                                   1,280        2,511
    Accrued expenses                                                                   1,795        1,931
    Customer deposits                                                                  2,040        2,372
    Income taxes payable                                                                  10          387
    Deferred income taxes (Note 6)                                                        70           23
    Current portion of long-term debt (Note 3)                                            19           18
                                                                                    --------     --------
    Total current liabilities                                                          5,214        7,842

  Long-term debt, less current portion (Note 3)                                        1,184        1,202
  Deferred income taxes (Note 6)                                                          15           13
  Stockholders' equity (Note 5):
    Common stock, $.01 par value:
      Authorized shares - 5,000,000;
        Issued and outstanding shares - 2,230,500                                         22           22
      Additional paid-in capital                                                       7,218        7,293
      Retained earnings                                                                3,201        2,221
                                                                                    --------     --------
  Total stockholders' equity                                                          10,441        9,536
                                                                                    --------     --------
Total liabilities and stockholders' equity                                          $ 16,854     $ 18,593
                                                                                    --------     --------



                             See accompanying notes.


                                     P. 12

CONSOLIDATED STATEMENTS OF INCOME

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY




                                                                                    Year Ended April 30,
                                                                                    ---------------------
                                                                                      1998         1997
---------------------------------------------------------------------------------------------------------
(In thousands except per share data)

Sales                                                                               $ 23,846     $ 20,098
Cost of products sold                                                                 16,631       14,055
                                                                                    --------     --------
Gross margin                                                                           7,215        6,043
Selling, general and administrative expenses                                           4,255        4,023
Research and development expenses                                                      1,491          956
                                                                                    --------     --------

Operating income                                                                       1,469        1,064
Other income (expense):
  Interest expense                                                                      (107)        (110)
  Other income                                                                           141           92
  Other expense                                                                          (25)         (86)
                                                                                    --------     --------
Income before income taxes                                                             1,478          960
Income tax provision (Note 6)                                                            498          361
                                                                                    --------     --------
Net income                                                                          $    980     $    599
                                                                                    --------     --------
Basic earnings per common share                                                     $    .44     $    .27
                                                                                    --------     --------
Basic weighted average common shares outstanding                                       2,230        2,230
                                                                                    --------     --------
Diluted earnings per common share                                                   $    .40     $    .25
                                                                                    --------     --------
Diluted weighted average common shares outstanding                                     2,421        2,400
                                                                                    --------     --------




                             See accompanying notes.



                                     P. 13

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



                                                            Additional                 Total
                                                   Common     Paid-In    Retained   Stockholders'
                                                   Stock      Capital    Earnings      Equity
-------------------------------------------------------------------------------------------------
(In thousands)

Balance at April 30, 1996                          $  22      $ 7,286     $1,622      $  8,930
  Net income                                          --           --        599           599
  Exercise of stock options                           --            7         --             7
                                                   -----      -------     ------      --------
Balance at April 30, 1997                             22        7,293      2,221         9,536
                                                   -----      -------     ------      --------
  Net income                                          --           --        980           980
  Repurchase of warrants                              --          (75)        --           (75)
                                                   -----      -------     ------      --------
Balance at April 30, 1998                          $  22      $ 7,218     $3,201      $ 10,441
                                                   -----      -------     ------      --------




                             See accompanying notes.



                                     P. 14

CONSOLIDATED STATEMENTS OF CASH FLOWS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



                                                                                    Year ended April 30,
                                                                                    --------------------
                                                                                      1998         1997
--------------------------------------------------------------------------------------------------------
(In thousands)
OPERATING ACTIVITIES
Net income                                                                          $   980      $   599
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                         472          486
  (Gain) loss on sale of equipment                                                      (15)           1
  Deferred income taxes                                                                  49         (114)
Changes in operating assets and liabilities:
  Accounts receivable, net                                                            1,377       (2,811)
  Refundable income taxes                                                                --          201
  Inventories                                                                          (544)      (1,031)
  Prepaid expenses                                                                       34          103
  Accounts payable                                                                   (1,231)       1,232
  Accrued expenses and customer deposits                                               (468)       3,036
  Income taxes payable                                                                 (377)         387
                                                                                    -------      -------
Net cash provided by operating activities                                               277        2,089

INVESTING ACTIVITIES
Proceeds from sale of short-term investments                                          2,567           --
Purchases of short-term investments                                                  (2,567)          --
Purchases of property and equipment                                                    (273)        (193)
Proceeds from sale of property and equipment                                             15           15
                                                                                    -------      -------
Net cash used in investing activities                                                  (258)        (178)

FINANCING ACTIVITIES
Principal payments on long-term debt                                                    (17)         (17)
Net borrowings (repayments) on note payable to bank                                    (600)         600
Repurchase of warrants                                                                  (75)          --
Proceeds from exercise of stock options                                                  --            7
                                                                                    -------      -------
Net cash provided by (used in) financing activities                                    (692)         590
                                                                                    -------      -------

Net increase (decrease) in cash and cash equivalents                                   (673)       2,501
Cash and cash equivalents at beginning of year                                        3,122          621
                                                                                    -------      -------
Cash and cash equivalents at end of year                                            $ 2,449      $ 3,122
                                                                                    -------      -------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                                                          $   107      $   121
                                                                                    -------      -------
  Income taxes                                                                      $   826      $    49
                                                                                    -------      -------



                             See accompanying notes.


                                     P. 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

   Airport Systems International, Inc. and Subsidiary (the Company) designs, manufactures, markets and installs ground-based aircraft radio navigation equipment and airfield signage, both of which are sold internationally and domestically.

Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of Airport Systems International, Inc. and its wholly-owned subsidiary ASII International, Inc. (a foreign sales corporation). All significant intercompany balances and transactions have been eliminated in consolidation.

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

Derivative Financial Instruments

   The Company uses derivative financial instruments to reduce foreign exchange exposures. The Company maintains a control environment which includes policies and procedures for risk assessment and for the approval, reporting and monitoring of derivative financial instrument activities. The Company does not hold or issue derivative financial instruments for trading purposes.

   Foreign currency forward contracts are marked to market and gains and losses on foreign currency forward contracts to hedge firm foreign currency commitments are deferred and accounted for as part of the related foreign currency transaction.

Concentration of Credit Risk

   Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables and derivative financial instruments.

   The Company grants credit to customers who meet the Company's preestablished credit requirements. The Company generally requires foreign customers to issue letters of credit which secure payment of the accounts receivable balances. Credit losses are provided for in the Company's consolidated financial statements and have been within management's expectations. With respect to its derivative contracts, the Company is also subject to credit risk of nonperformance by counter parties. The counter parties to these contracts are major financial institutions, and the Company believes that the risk of loss is remote.

Revenue Recognition

   Generally, the Company generates revenues pursuant to contracts with its customers, most of which are less than one year in duration. Revenue on the Company's contracts is principally recognized using the percentage of completion, units of delivery method.

Inventories

   Inventories are stated at the lower of cost, or market. Inventories valued using the last-in, first-out (LIFO) method comprised 79% and 87% of consolidated inventories at April 30, 1998 and 1997, respectively. Inventories not valued by the LIFO method are valued using the first-in, first-out (FIFO) method. At April 30, 1998 and 1997, cost determined by using the LIFO method exceeded current cost by approximately $571,000 and $453,000, respectively.



                                     P. 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



Inventories are summarized by major classification as follows:

                                                                                    April 30,
                                                                                1998         1997
---------------------------------------------------------------------------------------------------------------------------
(In Thousands)

Raw materials                                                                  $3,168       $3,128
Work-in-process                                                                 1,794        1,306
Finished goods                                                                    299          283
                                                                               ------       ------
                                                                               $5,261       $4,717
                                                                               ------       ------

Property and Equipment

   Depreciation is computed using the straight-line method over the following estimated useful lives:

       Description                        Years
       ----------------------------------------
       Building and improvements             30
       Equipment                              5

Income Taxes

   The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting For Income Taxes". The liability method provides that deferred tax assets and liabilities are recorded based upon the differences between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes.

Cost in Excess of Net Assets Acquired

   The cost in excess of net assets acquired relates to the acquisition of the airfield signage business in fiscal 1995 and is being amortized on the straight-line method over 20 years.

Advertising Costs

   The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to $17,300 and $26,300 for the years ended April 30, 1998 and 1997, respectively.

Earnings Per Share

   In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share." This new standard simplifies the earnings per share (EPS) calculation and makes the U.S. standard for computing EPS more consistent with international accounting standards. The Company adopted SFAS No. 128 in the third quarter of fiscal 1998. EPS for the year ended April 30, 1997, has been restated to comply with SFAS No. 128.

   Under SFAS No. 128, primary and fully diluted EPS were replaced with basic and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average common shares outstanding. Previously, primary EPS was based on the weighted average of both outstanding and issuable shares assuming all dilutive options and warrants had been exercised. Under SFAS No. 128, fully diluted EPS has not changed significantly, but has been renamed diluted EPS. Diluted EPS includes the effect of all potentially dilutive securities, including stock options. A reconciliation of the numerators and the denominators of the basic and diluted EPS computations is as follows:

                                                          1998                                      1997
                                        ---------------------------------------------------------------------------------
                                        Net Income       Shares       Earnings    Net Income       Shares       Earnings
                                        (Numerator)   (Denominator)   Per Share   (Numerator)   (Denominator)   Per Share
-------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)

Basic earnings per share                   $980           2,230         $ .44        $599           2,230         $ .27
Effect of stock options                      --             191            --          --             170            --
                                           ----           -----         -----        ----           -----         -----
Diluted earnings per share                 $980           2,421         $ .40        $599           2,400         $ .25
                                           ----           -----         -----        ----           -----         -----




                                     P. 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



Stock Compensation

   The Company elected to continue to account for employee stock options in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and the related interpretations because the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, no compensation expense is recognized since the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant.

Letters of Credit

   The Company has outstanding secured and unsecured letters of credit totaling $3,762,000 and $2,497,000 at April 30, 1998 and 1997, respectively.

New Accounting Standards

   SFAS No. 130, "Reporting Comprehensive Income" was issued in June 1997. This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This Statement is effective for the Company's fiscal 1999 financial statements. Management does not expect the implementation of this Statement to have a material impact on its financial statements.

   SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" was also issued in June 1997. This Statement establishes new standards for the way that public companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This Statement is effective for the Company's fiscal 1999 financial statements and is not expected to have a significant effect on the Company's financial statements.

   SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998 and is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter. The Company has not yet determined the adoption date of the new Statement. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS No. 133 will be on the earnings and financial position of the Company.

2. NOTE PAYABLE TO BANK

   The Company has a line of credit agreement with a bank which expires September 1, 1998. The agreement allows for borrowings up to a maximum of $6,000,000, at an interest rate of prime (8.50% at April 30, 1998), secured by accounts receivable, inventory and equipment. There were no outstanding borrowings under the line of credit at April 30, 1998. Borrowings outstanding under the line of credit totaled $600,000 at April 30, 1997. The weighted average interest rate on short-term borrowings outstanding as of April 30, 1997 equaled 8.50%.

3. LONG-TERM DEBT

   At April 30, 1998 and 1997, long-term debt consisted of a note payable amounting to $1,203,000 and $1,220,000, respectively. The note payable bears interest, adjustable May 2001 and 2006, at the prior five-year Treasury Index average plus 2.5% (7.94% at April 30, 1998), and is due in monthly installments of $9,486, including interest, through June 2011 with a final payment of approximately $788,000 due on that date. The note is secured by a first mortgage on real property and improvements with a net book value of $1,174,000 at April 30, 1998.



                                     P. 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



   The aggregate amount of principal to be paid on this note payable during each of the next five years ending April 30 is as follows:

       Year                          (In Thousands)
      ---------------------------------------------
       1999                              $  19
       2000                                 21
       2001                                 22
       2002                                 24
       2003                                 26

   Pursuant to the provisions of the Company's long-term debt and line of credit agreements, the Company is subject to certain restrictive covenants which, among other things, require the maintenance of certain financial ratios and minimum levels of tangible net worth.

4. OPERATING LEASES

   The Company leases certain operating facilities and equipment under noncancelable operating leases. Future minimum lease payments due under noncancelable operating leases are $77,900, $53,800, and $6,900 in 1999, 2000, and 2001, respectively. Rent expense under all operating leases was $82,800 and $48,000 for the years ended April 30, 1998 and 1997, respectively.

5. STOCK OPTIONS AND WARRANTS

   The Company has reserved 375,000 shares of common stock for issuance to employees and consultants of the Company pursuant to the 1991 stock option plan (the Plan) which the Company adopted in December 1991. According to the terms of the Plan, both incentive stock options and non-qualified stock options to purchase common stock of the Company may be granted to key employees of and consultants to the Company, at the discretion of the Board of Directors. Incentive stock options may not be granted at prices which are less than the fair market value on the date of grant. Non-qualified options may be granted at prices determined appropriate by the Board of Directors of the Company. Generally, these options become exercisable and vest over one to five years and expire within 10 years of the date of grant. At April 30, 1998 and 1997, options to purchase 279,000 and 264,000 shares, respectively, were vested and exercisable. Information with respect to options granted under the Plan is as follows:

                                                                   Shares                    Price
------------------------------------------------------------------------------------------------------
Outstanding at April 30, 1996                                     296,750                $0.34 - $8.75
  Granted                                                          15,000                         5.50
  Exercised                                                       (22,750)                         .34
  Canceled                                                            --                            --
                                                                  ------------------------------------
Outstanding at April 30, 1997                                     289,000                 0.34 -  8.75
                                                                  ------------------------------------
  Granted                                                           5,000                         5.63
  Exercised                                                           --                            --
  Canceled                                                            --                            --
Outstanding at April 30, 1998                                     294,000                $0.34 - $8.75
                                                                  ------------------------------------





                                     P. 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



   The following table summarizes information about stock options outstanding at April 30, 1998.

                                             Options outstanding                 Options exercisable
                                  -----------------------------------------   -------------------------
                                                    Weighted       Weighted                    Weighted
                                   Number at        average        average        Number        average
                                  outstanding      remaining       exercise   exercisable at   exercise
Range of exercise prices            4/30/98     contractual life    price        4/30/98        price
-------------------------------------------------------------------------------------------------------
$0.34                               178,500         3.8 years      $  0.34       178,500       $  0.34
 5.25 - 8.75                        115,500         6.6 years         6.05       100,500          6.12
                                    -------                                      -------
$0.34 - 8.75                        294,000         4.9 years      $  2.58       279,000       $  2.42
                                    =======                                      =======


   The per share weighted-average fair value of stock options granted during 1998 and 1997 was $2.62 and $2.56, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                                   1998        1997
----------------------------------------------------------------------------------------------------
Expected years until exercise                                                        5           5
Risk-free interest rate                                                            6.0%        6.2%
Expected stock volatility                                                         43.5%       43.5%
Expected dividend yield                                                              0%          0%

   Since the Company applies APB Opinion No. 25 in accounting for its stock options, no compensation cost has been recognized in connection with stock options issued to employees in the accompanying financial statements. Had the Company recorded compensation expense based on the fair value method under SFAS No. 123, the Company's net income and earnings per share on a diluted basis would have been reduced by approximately $22,400 or $.01 per share in 1998 and approximately $19,700 or $.01 per share in 1997.

   Pro forma net income reflects only options granted since January 1, 1995. Therefore, the full impact of calculating compensation expense for stock options under SFAS No. 123 is not reflected in the pro forma amounts presented above, because compensation cost is reflected over the options' vesting period of ten years for these options. Accordingly, the pro forma amounts presented above are not necessarily representative of the effects on reported net income or losses in future years.

   In connection with the Company's initial public offering, the Company issued a warrant that allowed the holder to purchase up to an aggregate of 75,000 shares of common stock at a per share price of $12.30 through December 1998. The holder exercised certain rights under the warrant during fiscal 1998 that required the Company to repurchase the warrant at $1.00 per share.


                                     P. 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



6. INCOME TAXES

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at April 30, 1998 and 1997 are as follows:

                                                                                1998           1997
----------------------------------------------------------------------------------------------------
(In Thousands)
Deferred tax assets:
  Current:
    Warranty accrual                                                            $  43          $  43
    Accrued expenses                                                              154            186
    Other                                                                          20             22
                                                                                -----          -----
                                                                                  217            251
  Noncurrent:
    Amortization of intangibles                                                    38             55
                                                                                -----          -----
Total deferred tax assets                                                         255            306
Deferred tax liabilities:
  Current:
    Basis differences in acquired assets                                         (287)          (274)
  Non-current:
    Basis differences in acquired assets                                          (53)           (68)
                                                                                -----          -----
Total deferred tax liabilities                                                   (340)          (342)
                                                                                -----          -----
Net deferred tax liability                                                      $ (85)         $ (36)
                                                                                =====          =====


   The income tax provision for the years ended April 30, 1998 and 1997 is as follows:

                                                                                1998           1997
----------------------------------------------------------------------------------------------------
(In Thousands)
Current                                                                         $ 449          $ 475
Deferred                                                                           49           (114)
                                                                                -----          -----
Total                                                                           $ 498          $ 361
                                                                                =====          =====

   The income tax provision differs from amounts computed at the statutory federal income tax rate as follows:

                                                                                1998           1997
----------------------------------------------------------------------------------------------------
(In Thousands)
Provision at statutory rate                                                     $ 503          $ 326
State income taxes, net of federal income tax effect                               65             42
Tax benefit from foreign sales:
  Corporation                                                                     (76)           (23)
  Other                                                                             6             16
                                                                                -----          -----
                                                                                $ 498          $ 361
                                                                                =====          =====





                                     P. 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



7. FINANCIAL INFORMATION

   The carrying value of the Company's financial instruments, including cash, accounts receivable, accounts payable, note payable and long-term debt, as reported in the accompanying consolidated balance sheets, approximates fair value.

   The Company has entered into foreign exchange forward contracts to hedge the value of contract costs due international vendors that are denominated in a foreign currency. The hedges used by the Company are directly related to firm commitments and are not used for trading or speculative purposes. The foreign exchange forward contracts have maturities at various dates through February 1999. At April 30, 1998, the Company had forward exchange contracts to sell $1,300,000 in foreign currencies. The net gain or loss recorded to reflect the fair value of these contracts is recorded at maturity of the contract. The deferred unrealized loss on the contracts using quoted spot rates at April 30, 1998 was $533,000.

8. SEGMENT INFORMATION

   The Company had sales to two customers which accounted for 46% of total sales for the year ended April 30, 1998 and sales to four customers which accounted for 54% of total sales for the year ended April 30, 1997.

   The Company's export sales to foreign customers by primary geographic region and in total are set forth below:

                                                                                  1998          1997
-------------------------------------------------------------------------------------------------------
(In Thousands)
Asia                                                                            $ 11,055       $ 12,638
Africa and the Middle East                                                         3,298          3,640
South America                                                                      2,326            292
Canada                                                                             1,152            626
Europe                                                                                69            556
Other                                                                                  4              3
Australia                                                                              1              7
                                                                                --------       --------
                                                                                $ 17,905       $ 17,762
                                                                                ========       ========

9. EMPLOYEE BENEFIT PLAN

   The Company has a defined contribution employee benefit plan which covers substantially all full-time employees who have attained age 21 and completed six months of service. Each qualified employee is entitled to make voluntary contributions to the plan of up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. The Company contributes 50% of each employee's contribution up to a maximum of 6% of the employee's pay. Participants in the plan may direct 50% of the Company's contribution into mutual funds and money market funds, with the remaining 50% of the Company's contribution provided in common stock of the Company. Additionally, the Company may make discretionary contributions to the plan. For the years ended April 30, 1998 and 1997, Company contributions to the plan amounted to approximately $82,000 and $30,000, respectively.


                                     P. 22

REPORT OF INDEPENDENT AUDITORS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



THE BOARD OF DIRECTORS AND STOCKHOLDERS
AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY

   We have audited the accompanying consolidated balance sheets of Airport Systems International, Inc. and subsidiary (the Company) as of April 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Airport Systems International, Inc. and subsidiary at April 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



Kansas City, Missouri                                   Ernst & Young LLP
June 22, 1998


                                     P. 23

BOARD OF DIRECTORS AND CORPORATE OFFICERS

AIRPORT SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARY



BOARD OF DIRECTORS

Walter H. Stowell, Jr.                       Thomas C. Cargin                             Michael J. Meyer
   Chairman of the Board                        Vice President - Finance and                 President
   Retired Senior Vice President                Administration, Secretary                    Merit Capital Management, Inc.
   and General Manager                          Airport Systems International, Inc.          (private equity merchant banking)
   Equipment Division
   Raytheon Company

Thomas C. Blackburn                          Keith S. Cowan                               Robert D. Taylor
   Vice President                               President and                                President
   Kansas Venture Capital, Inc.                 Chief Executive Officer                      Taylor Financial Corporation
   (private investments)                        Airport Systems International, Inc.          (financial and management
                                                                                             consulting)


CORPORATE OFFICERS

Walter H. Stowell, Jr.                       Gregory C. Brand                             Michael M. Warner
   Chairman of the Board                        Vice President - Field Operations            Vice President - Business
                                                and Training                                 Development

Keith S. Cowan                               Karl B. Gemperli                             John R. Wharton
   President, Chief Executive Officer           Vice President - Manufacturing               Vice President - Sales

Thomas C. Cargin                             Wayne S. Howard                              Ronald E. Peck
   Vice President - Finance and                 Vice President - Indonesia                   Vice President - Quality
   Administration, Secretary                    Programs

                                             Anthony Bommarito
                                                Vice President - Engineering



  This is a picture of Airport Systems' personnel receiving a commendation.

  FAA commendation to Airport Systems' team for accomplishments in DME program.


                                     P. 24

STOCKHOLDER INFORMATION




CORPORATE HEADQUARTERS                                           COMMON STOCK PRICE RANGE AND DIVIDEND INFORMATION
11300 West 89th Street                                           The prices in the table below represent the high and low
Overland Park, Kansas 66214                                      sales prices for Airport Systems common stock as
Telephone: (913) 495-2600                                        reported by the Nasdaq National Market. No cash
Fax: (913) 492-0870                                              dividends have been declared. As of April 30, 1998,
www.airportsystem.com                                            Airport Systems had approximately 2,000 stockholders
                                                                 based on the number of holders of record and an estimate
GENERAL COUNSEL                                                  of the number of individual participants represented by
Blackwell Sanders Peper Martin, L.C.                             security position listings.
Kansas City, Missouri

                                                                 1998                                  High        Low
INDEPENDENT AUDITORS                                             First Quarter                      $   8 1/8    $  5 7/8
Ernst & Young LLP                                                Second Quarter                         9           6 1/2
Kansas City, Missouri                                            Third Quarter                         10           7 1/2
                                                                 Fourth Quarter                         7 5/8       4 3/4
REGISTRAR & TRANSFER AGENT                                       For the Year                          10           4 3/4
UMB Bank, N.A.
Post Office Box 410064                                           1997                                  High        Low
Kansas City, Missouri 64141-0064                                 First Quarter                      $   6 1/8    $  5 1/2
Telephone: (816) 860-7761                                        Second Quarter                         6 1/2       4 7/8
                                                                 Third Quarter                          6 3/8       4 7/8
For change of name, address, or to replace lost stock            Fourth Quarter                         6 1/4       5 1/8
certificates, write or call the Securities Transfer Division.    For the Year                           6 3/8       4 7/8

INVESTOR RELATIONS                                               FORM 10-KSB
For corporate information, please contact:                       Stockholders may receive a copy of Airport System's 1998
  Mr. Thomas C. Cargin                                           Annual Report to the Securities and Exchange Commission
  Vice President - Finance and Administration, Secretary         on Form 10-KSB by writing to Mr. Thomas C. Cargin, Vice
  Telephone: (913) 495-2614                                      President - Finance and Administration, at the corporate
                                                                 headquarters.
STOCK TRADING
The Company's common stock trades on The Nasdaq                  ANNUAL MEETING
Stock Market (National Market) under the symbol ASII.            Stockholders are cordially invited to attend the 1998
                                                                 Annual Meeting of Stockholders, which will be held at The
                                                                 Doubletree Hotel at Corporate Woods, 10100 College
                                                                 Boulevard, Overland Park, Kansas, commencing at 2:00
                                                                 p.m. local time on Tuesday, September 15, 1998.