Form 10KSB40, Exhibit 13
period 1999-04-30
AIRPORT SYSTEMS INTERNATIONAL INC
filed 1999-07-29
CIK 914398

                                                                      Exhibit 13



                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Airport Systems International, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Airport Systems International, Inc. and subsidiary (the Company) as of April 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Airport Systems International, Inc. and subsidiary at April 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Kansas City, Missouri
June 24, 1999

               Airport Systems International, Inc. and Subsidiary
                           Consolidated Balance Sheets
                        (In thousands except share data)

                                                                   APRIL 30,

                                                              1999          1998
                                                              ----          ----

   ASSETS:

      Current assets:
         Cash and cash equivalents                          $     93     $  2,449
         Accounts receivable, less allowances of $42
         in 1999 and $51 in 1998 (Note 2)                      5,968        6,156
         Inventories (Notes 2 & 6)                             4,007        5,261
         Income taxes refundable (Note 7)                        634           --
         Prepaid expenses                                         55          152
                                                            --------     --------
      Total current assets                                    10,757       14,018

      Property and equipment, at cost (Notes 2, 3 and 6):
         Land                                                    224          224
         Building and improvements                             1,236        1,259
         Equipment                                             1,773        1,820
                                                            --------     --------
                                                               3,233        3,303
         Accumulated depreciation and amortization            (1,696)      (1,687)
                                                            --------     --------
                                                               1,537        1,616
      Other assets, net                                           30           30
      Cost in excess of net assets acquired (Note 6)              --        1,190
                                                            --------     --------
   Total assets                                             $ 12,324     $ 16,854
                                                            ========     ========

               Airport Systems International, Inc. and Subsidiary
                           Consolidated Balance Sheets
                        (In thousands except share data)


                                                                   APRIL 30,

                                                              1999         1998
                                                              ----         ----
   LIABILITIES AND STOCKHOLDERS' EQUITY

      Current liabilities:
         Note payable to bank (Note 2)                      $  1,325     $    --
         Accounts payable                                      1,096       1,280
         Accrued expenses                                      1,456       1,795
         Customer deposits                                       373       2,040
         Income taxes payable                                     --          10
         Deferred income taxes (Note 7)                           --          70
         Current portion of long-term debt (Note 3)               20          19
                                                            --------     -------
      Total current liabilities                                4,270       5,214
      Long-term debt, less current portion (Note 3)            1,166       1,184
      Deferred income taxes (Note 7)                              --          15

      Stockholders' equity (Note 5):

         Common stock, $.01 par value:
            Authorized shares - 5,000,000; Issued
              and outstanding shares - 2,230,500 in
              1999 and 1998                                       22          22
            Additional paid-in capital                         7,218       7,218
         Retained earnings (accumulated deficit)                (352)      3,201
                                                            --------     -------
      Total stockholders' equity                               6,888      10,441
                                                            --------     -------
   Total liabilities and stockholders' equity               $ 12,324     $16,854
                                                            ========     =======



      See accompanying notes.

               Airport Systems International, Inc. and Subsidiary
                      Consolidated Statements of Operations
                      (In thousands except per share data)


                                                          YEAR ENDED APRIL 30,

                                                          1999            1998
                                                          ----            ----
Sales                                                   $ 15,944       $ 23,846
Cost of products sold                                     12,623         16,631
                                                        --------       --------
Gross margin                                               3,321          7,215
Selling, general and administrative expenses               4,383          4,255
Research and development expenses                          1,900          1,491
Asset impairment (Note 6)                                  1,299             --
                                                        --------       --------

Operating income (loss)                                   (4,261)         1,469

Other income (expense):
  Interest expense                                          (119)          (107)
  Other income (net)                                          48            116
                                                        --------       --------
Income (loss) before income taxes                         (4,332)         1,478
Income tax provision (benefit) (Note 7)                     (779)           498
                                                        --------       --------
Net income (loss)                                       $ (3,553)      $    980
                                                        ========       ========

Basic earnings (loss) per common share                  $  (1.59)      $    .44
                                                        ========       ========
Basic weighted average common shares
  outstanding                                              2,230          2,230
                                                        ========       ========

Diluted earnings (loss) per common share                $  (1.59)      $    .40
                                                        ========       ========
Diluted weighted average common shares
  outstanding                                              2,230          2,421
                                                        ========       ========


      See accompanying notes.

               Airport Systems International, Inc. and Subsidiary
                 Consolidated Statements of Stockholders' Equity
                                 (In thousands)


                                                        Retained
                                       Additional       Earnings            Total
                             Common       Paid-In   (Accumulated    Stockholders'
                              Stock       Capital       Deficit)           Equity
                              -----       -------       --------           ------
Balance at April 30, 1997       $22       $ 7,293        $ 2,221        $  9,536
   Net income                    --            --            980             980
   Repurchase of warrants        --           (75)            --             (75)
                             ------       -------        -------        --------
Balance at April 30, 1998        22         7,218          3,201          10,441
   Net loss                      --            --         (3,553)         (3,553)
                             ------       -------        -------        --------
Balance at April 30, 1999       $22       $ 7,218        $  (352)       $  6,888
                             ======       =======        =======        ========



    See accompanying notes.

               Airport Systems International, Inc. and Subsidiary
                      Consolidated Statements of Cash Flows
                                 (In thousands)


                                                               Year ended April 30,

                                                               1999           1998
                                                               ----           ----
OPERATING ACTIVITIES:

Net income (loss)                                            $(3,553)       $   980
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                                 420            472
Asset impairment                                               1,299             --
Gain on sale of equipment                                         --            (15)
  Deferred income taxes                                          (85)            49

Changes in operating assets and liabilities:
   Accounts receivable, net                                      188          1,377
   Income taxes refundable                                      (634)            --
   Inventories                                                 1,086           (544)
   Prepaid expenses                                               97             34
   Accounts payable                                             (184)        (1,231)
   Accrued expenses and customer deposits                     (2,006)          (468)
   Income taxes payable                                          (10)          (377)
                                                             -------        -------
Net cash provided by (used in) operating activities           (3,382)           277

INVESTING ACTIVITIES
Proceeds from sale of short-term investments                      --          2,567
Purchases of short-term investments                               --         (2,567)
Purchases of property and equipment                             (282)          (273)
Proceeds from sale of property and equipment                      --             15
                                                             -------        -------
Net cash used in investing activities                           (282)          (258)





                                                                   April 30,
                                                             1999            1998
                                                             ----            ----

 FINANCING ACTIVITIES:

 Principal payments on long-term debt                          (17)           (17)
 Net borrowings (repayments) on note payable to bank         1,325           (600)
 Repurchase of warrants                                         --            (75)
                                                           -------        -------
 Net cash provided by (used in) financing activities         1,308           (692)
                                                           -------        -------
 Net decrease in cash and cash equivalents                  (2,356)          (673)
 Cash and cash equivalents at beginning of year              2,449          3,122
                                                           -------        -------
 Cash and cash equivalents at end of year                  $    93        $ 2,449
                                                           =======        =======

 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

 Cash paid during the year for:

 Interest                                                  $   111        $   107
                                                           =======        =======
 Income taxes                                              $    --        $   827
                                                           =======        =======


See accompanying notes.

1.  Summary of Significant Accounting Policies

NATURE OF BUSINESS

Airport Systems International, Inc. and Subsidiary (the Company) designs, manufactures, markets and installs ground-based aircraft radio navigation equipment and airfield lighting, both of which are sold internationally and domestically.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Airport Systems International, Inc. and its wholly owned subsidiary ASII International, Inc. (a foreign sales corporation). All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables and derivative financial instruments. The Company grants credit to customers who meet the Company's pre-established credit requirements. The Company generally requires foreign customers to issue letters of credit which secure payment of their accounts receivable balances. Credit losses are provided for in the Company's consolidated financial statements and have been within management's expectations. With respect to its derivative contracts, the Company is also subject to credit risk of non-performance by counter parties. The counter parties to these contracts are major financial institutions, and the Company believes the risk of loss is remote.

REVENUE RECOGNITION

Generally, the Company generates revenues pursuant to contracts with its customers, most of which are less than one year in duration. Revenue on the Company's contracts is principally recognized using the percentage of completion, units of delivery method.

INVENTORIES

Inventories are stated at the lower of cost, or market. Inventories valued using the last-in, first-out (LIFO) method comprised 93% and 79% of consolidated inventories at April 30, 1999 and 1998, respectively. Inventories not valued by the LIFO method are valued using the first-in, first-out (FIFO) method. At April 30, 1999 and 1998, cost determined by using the LIFO method exceeded current cost by approximately $582,000 and $571,000, respectively.

Inventories are summarized by major classification as follows:

                                                            APRIL 30,

                                                      1999           1998
                                                      ----           ----
(In Thousands)

Raw materials                                       $  2,562     $   3,168
Work-in-process                                        1,084         1,794
Finished goods                                           361           299
                                                    --------     ---------
                                                    $  4,007     $   5,261
                                                    ========     =========

PROPERTY AND EQUIPMENT

Depreciation is computed using the straight-line method over the following estimated useful lives:


                               DESCRIPTION                   YEARS
                               -----------                   -----
                          Building and improvements            30

                          Equipment                             5


INCOME TAXES

The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". The liability method provides deferred tax assets and liabilities are recorded based upon the differences between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse.

COST IN EXCESS OF NET ASSETS ACQUIRED

The cost in excess of net assets acquired relates to the acquisition of the assets and operations of the airfield signage business in fiscal 1995 and through fiscal 1998 was amortized on the straight-line method over 20 years. (See Note 6)

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to $104,900 and $17,300 for the years ended April 30, 1999 and 1998, respectively.

EARNINGS PER SHARE

Under SFAS No. 128, basic earnings per share is calculated by dividing income available to common shareholders by the weighted average common shares outstanding. Fully diluted earnings per share includes the effect of all potentially dilutive securities, including stock options. The diluted earnings per share excludes 148,833 shares issuable under outstanding stock options in 1999 since their effect was antidilutive. A reconciliation of the numerators and the denominators of the basic and diluted per-share computations is as follows:



(In thousands, except per share)                 Year Ended                                     Year Ended
                                                  April 30,                                      April 30,
                                                    1999                                           1998
                                     -----------------------------------------------------------------------------------------
                                              Loss           Shares    Per Share        Earnings           Shares    Per Share
                                       (Numerator)    (Denominator)       Amount     (Numerator)    (Denominator)       Amount
Basic (loss) earnings per share         $  (3,553)            2,230     $ (1.59)          $  980            2,230       $  .44


Effect of stock options                        --                --          --               --              191           --
                                        --------------------------------------------------------------------------------------
Diluted (loss) earnings per share       $  (3,553)            2,230     $ (1.59)          $  980            2,421       $  .40
                                        =========            ======     =======           ======          =======       ======


STOCK COMPENSATION

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and the related interpretations because the alternative fair value accounting provided for under SFAS No. 123 "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, no compensation expense is recognized since the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant.

LETTERS OF CREDIT

The Company has outstanding secured and unsecured letters of credit totaling $3,562,000 and $3,762,000 at April 30, 1999 and 1998, respectively.


NEW ACCOUNTING  STANDARDS

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998 and is required to be adopted in years beginning after June 15, 2000, as amended by SFAS No. 137. The Statement permits early adoption as of the beginning of any fiscal quarter. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. This Statement is effective for the Company's fiscal 2002 financial statements and is not expected to have a significant effect on the Company's financial statements. The Company has not yet determined what the effect of SFAS No. 133 will be on the earnings and financial position of the Company.

SEGMENT REPORTING

During 1999, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" which was issued in June 1997. This Statement established new standards for the way public companies report information about operating segments in annual financial statements and requires those companies report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Except as discussed in Note 9, the Company does not believe it has any reportable business segments.

2.    NOTE PAYABLE TO BANK

The Company has a line of credit agreement with a bank which expires September 1, 2000. The agreement allows for borrowings up to a maximum of $6,000,000, at an interest rate of either LIBOR plus 250 basis points (7.65% at April 30, 1999) or prime (7.75% at April 30, 1999), secured by eligible accounts receivable, inventory and equipment. Borrowings outstanding under the line of credit totaled $1,325,000 at April 30, 1999. There were no outstanding borrowings under the line of credit at April 30, 1998. The weighted average interest rate on short term borrowings outstanding as of April 30, 1999 equaled 7.75%.

3.    LONG-TERM DEBT

At April 30, 1999 and 1998, long-term debt consisted of a note payable with an outstanding balance of $1,186,000 and $1,203,000, respectively. The note payable bears interest, adjustable May 2001 and 2006, at the prior five-year Treasury Index average plus 2.5% (7.94% at April 30, 1999), and is due in monthly installments of $9,486, including interest, through June 2011 with a final payment of approximately $788,000 due on that date. The note is secured by a first mortgage on real property and improvements with a net book value of $1,133,000 at April 30, 1999.

The aggregate amount of principal to be paid on this note payable during each of the next five years ending April 30 is as follows:


         Year                (In Thousands)
         ----                --------------
         2000                     $20
         2001                      22
         2002                      24
         2003                      26
         2004                      28


Pursuant to the provisions of the Company's long-term debt and line of credit agreements, the Company is subject to certain restrictive covenants which, among other things, require the maintenance of certain financial ratios and minimum levels of working capital.

4.    OPERATING LEASES

The Company leases certain operating facilities and equipment under noncancellable operating leases. Future minimum lease payments due under noncancellable operating leases are $52,700 and $6,900 in 2000 and 2001, respectively. Rent expense under all operating leases was $88,900 and $82,800 for the years ended April 30, 1999 and 1998, respectively.

5.    STOCK OPTIONS AND WARRANTS

The Company has reserved 475,000 shares of common stock for issuance to employees and consultants of the Company pursuant to the 1991 stock option plan (the Plan) which the Company adopted in December 1991. According to the terms of the Plan, both incentive stock options and non-qualified stock options to purchase common stock of the Company may be granted to key employees of and consultants to the Company, at the discretion of the Board of Directors. Incentive stock options may not be granted at prices which are less than the fair market value on the date of grant. Non-qualified options may be granted at prices determined appropriate by the Board of Directors of the Company. Generally, these options become exercisable and vest over one to five years and expire within 10 years of the date of grant. At April 30, 1999 and 1998, options to purchase 297,000 and 279,000 shares, respectively, were vested and exercisable. Information with respect to options granted under the Plan is as follows:


                                                      Shares            Price
---------------------------------------------------------------------------------
OUTSTANDING AT APRIL 30, 1997                         289,000       $0.34 -$ 8.75
   Granted                                              5,000                5.63
   Exercised                                               --                  --
   Canceled                                                --                  --
                                                     --------       -------------
OUTSTANDING AT APRIL 30, 1998                         294,000         0.34 - 8.75
   Granted                                             35,000                3.25
   Exercised                                               --                  --
   Canceled                                            11,750        5.50 - 5.625
                                                     --------       -------------
OUTSTANDING AT APRIL 30, 1999                         317,250       $0.34 - $8.75
                                                     ========       =============


The following table summarizes information about stock options outstanding at April 30, 1999.


-------------------------------------------------------------------------------  -------------------------------------
                             OPTIONS OUTSTANDING                                           OPTIONS EXERCISABLE

-------------------------------------------------------------------------------  --------------------------------------
Range of exercise     Number             Weighted-average    Weighted-average    Number              Weighted-average
prices                outstanding at     remaining           exercise price      exercisable         exercise price
                      April 30, 1999     contractual life                        at April 30, 1999
-------------------------------------------------------------------------------  -------------------------------------
$0.34                 178,500            2.8 years             $0.34                178,500               $0.34
3.25 - 8.75           138,750            5.1 years              5.38                118,750                5.74
                      -------                                                       -------
$0.34 - $8.75         317,250            3.8 years             $2.54                297,250               $2.50
                      =======                                                       =======


The per share weighted-average fair value of stock options granted during 1999 and 1998 was $1.82 and $2.62, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                                       1999             1998
                                                       -----------------------
Expected years until exercise                             5                5
Risk-free interest rate                                5.49%             6.0%
Expected stock volatility                              59.3%            43.5%
Expected dividend yield                                   0%               0%


Since the Company applies APB Opinion No. 25 in accounting for its plans, no compensation cost has been recognized in connection with stock options issued to employees in the financial statements. Had the Company recorded compensation expense based on the fair value method under FAS No. 123, the Company's net loss and loss per share would have increased by approximately $42,800 or $.02 per share in 1999 and the Company's net income and earnings per share on a diluted basis would have been reduced by approximately $22,400 or $.01 per share in 1998.

Pro forma net income/loss reflects only options granted since January 1, 1995. Therefore, the full impact of calculating compensation expense for stock options under FAS No. 123 is not reflected in the pro forma net income/loss amounts presented above, because compensation cost is reflected over the options' vesting period of ten years for these options. Accordingly, the pro forma amounts presented above are not necessarily representative of the effects on reported net income or losses in future years.

In connection with the Company's initial public offering, the Company issued a warrant that allowed the holder to purchase up to an aggregate of 75,000 shares of common stock exercisable at a per share price of $12.30 through December 1998. The holder exercised certain rights under the warrant during fiscal 1998 that required the Company to repurchase the warrant at $1.00 per share.

6.   ASSET IMPAIRMENT

In September, 1994, the Company purchased the airfield signage line from Vomar International, Inc. for approximately $1,730,000 of which approximately $1,458,000 was allocated to goodwill.

During 1999, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," the Company evaluated the recoverability of the long-lived assets (primarily goodwill) of the signage product line. While the signage line will continue to be an important part of the Company's overall product development strategy, the market demand for signs has been significantly lower, and is expected to continue to be lower than originally expected. Additional investments in the product line will also be required to meet regulatory and competitive demands. In the fourth quarter of 1999, concurrent with the Company's annual planning process, the Company determined that the signage line's estimated future undiscounted cash flows were below the carrying value of the related long-lived assets, resulting in a non-cash write-off of goodwill of $1,118,000. In addition, the Company wrote off inventory and fixed assets related to the signage line totaling $181,000. In determining the amount of the impairment charges that were made, the Company developed its best estimate of future operating cash flows. Undiscounted cash flows were compared to the carrying value of the assets to ascertain that an impairment had occurred. Estimated future cash flows, excluding interest charges, then were discounted using a 15% discount rate. Sales were estimated to remain consistent with fiscal 1999 levels, and gross margins were held constant as a percent of sales. Gross margins were reduced for projected investments in product design and production equipment. These projections resulted in discounted cash flows that supported the amounts recorded. These projections were prepared solely to determine the appropriate amount of write-off, based on assumptions that management believed to be reasonable at the time; however, no assurance can be given that such projections will be accurate.

7.   INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at April 30, 1999 and 1998 are as follows:


(In Thousands)                                                  1999         1998
                                                                ----         ----
Deferred tax assets:

   Current:
      Net operating loss carry forward                         $   181      $  --
      Alternative minimum tax and research and development
        credit carry forward                                       177         --
      Warranty accrual                                              69         43
      Accrued expenses                                             280        154
      Other                                                         16         20
                                                               -------      -----
                                                                   723        217
   Non-current:
      Asset impairment and amortization of intangibles             456         38
                                                               -------      -----
Total deferred tax assets                                        1,179        255

Deferred tax liabilities:

   Current:
      Basis differences in acquired assets                        (263)      (287)

   Non-current:
      Basis differences in acquired assets                         (44)       (53)
                                                               -------      -----
Total deferred tax liabilities                                    (307)      (340)
                                                               -------      -----
Net deferred tax asset (liability)                                 872        (85)
Valuation allowance                                            $  (872)     $  --
                                                               -------      -----
Net deferred tax asset                                         $    --      $ (85)
                                                               =======      =====



The income tax provision (benefit) for the years ended April 30, 1999 and 1998 is as follows:


(In Thousands)                                                  1999         1998
--------------                                                  ----         ----
Current                                                        $ (694)      $ 449
Deferred                                                          (85)         49
                                                               ------       -----
Total                                                          $ (779)      $ 498
                                                               ======       =====

The income tax provision (benefit) differs from amounts computed at the statutory federal income tax rate as follows:




(In Thousands)                                                 1999         1998
--------------                                                 ----         ----
Provision (benefit) at statutory rate                       $(1,473)        $ 503
State income taxes, net of federal income tax effect           (217)           65
Valuation allowance                                             872            --
Tax benefit from Foreign Sales
   Corporation                                                   --           (76)
   Other                                                         39             6
                                                            -------         -----
                                                            $  (779)        $ 498
                                                            =======         =====


The change in valuation reserve, and the resulting lower effective income tax rate, for the year ended April 30, 1999 is principally attributed to the effect of amortization of intangibles, net operating loss carryforward and alternative minimum tax and research and development credit carryforwards. At April 30, 1999, the Company has available net operating loss carry forwards of $464,000 which expire in fiscal year 2014.

8.  FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, including cash, accounts receivable, accounts payable, note payable and long-term debt, as reported in the accompanying consolidated balance sheets, approximates fair value.

The Company has entered into foreign exchange forward contracts to hedge the value of contract costs due international vendors that are denominated in a foreign currency. The hedges used by the Company are directly related to firm commitments and are not used for trading or speculative purposes. The foreign exchange forward contracts have maturities at various dates through August 1999. The Company had forward exchange contracts to buy $265,000 and $1,300,000 in foreign currencies at April 30, 1999 and 1998 respectively. The net gain or loss recorded to reflect the fair value of these contracts is recorded at maturity of the contract. The deferred unrealized loss on the contracts using quoted spot rates at April 30, 1999 and 1998 was $6,000 and $533,000 respectively.

9.  SEGMENT INFORMATION

The Company had sales to two customers which accounted for 47% and 46% of total sales for the year ended April 30, 1999 and 1998, respectively.

The Company's export sales to foreign customers by primary geographic region and in total are set forth below:



(In Thousands)                                1999               1998
--------------                            -----------------------------
Asia                                       $ 11,214           $ 11,055
Africa and the Middle East                    1,147              3,298
South America                                   278              2,326
Canada                                           --              1,152
Europe                                          105                 69
Australia                                         4                  1
Other                                            --                  4
                                           --------           --------
                                           $ 12,748           $ 17,905
                                           ========           ========

10.  EMPLOYEE BENEFIT PLAN

The Company has a defined contribution employee benefit plan which covers substantially all full-time employees who have attained age 21 and completed six months of service. Each qualified employee is entitled to make voluntary contributions to the plan of up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. The Company contributes 50% of each employee's contribution up to a maximum of 6% of the employee's pay. Participants in the plan may direct 50% of the Company's contribution into mutual funds and money market funds, with the remaining 50% of the Company contribution invested in common stock of the Company. Additionally, the Company may make discretionary contributions to the plan. For the years ended April 30, 1999 and 1998, Company contributions to the plan amounted to approximately $86,000 and $82,000, respectively.