Form 10KSB, Exhibit 13
period 2000-04-30
AIRPORT SYSTEMS INTERNATIONAL INC
filed 2000-07-31
CIK 914398

                                                                      EXHIBIT 13

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Stockholders
Airport Systems International, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Airport Systems International, Inc. and subsidiaries (the Company) as of April 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Airport Systems International, Inc. and subsidiaries at April 30, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.




Kansas City, Missouri
June 30, 2000, except for
Note 4 as to which the date is
July 15, 2000.

              Airport Systems International, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                        (In thousands except share data)


                                                                       APRIL 30,
                                                                 2000           1999
                                                               --------       --------
ASSETS:
   Current assets:
      Cash and cash equivalents                                $     --       $     93
      Accounts receivable, less allowances of $67 in 2000
      and $42 in 1999 (Note 3)                                    5,812          5,968

      Inventories (Notes 3 & 7)                                   7,988          4,007

      Income taxes refundable (Note 8)                               --            634

      Prepaid expenses                                              230             55
                                                               --------       --------
   Total current assets                                          14,030         10,757

   Property and equipment, at cost (Notes 3, 4 and 7):
      Land                                                          860            224
      Building and improvements                                   2,136          1,236
      Equipment                                                   3,407          1,773
                                                               --------       --------
                                                                  6,403          3,233
      Accumulated depreciation and amortization                  (2,049)        (1,696)
                                                               --------       --------
                                                                  4,354          1,537

   Restricted cash                                                1,288             --
   Other assets, net                                                268             30
   Cost in excess of net assets acquired (Notes 2 and 7)          1,868             --
                                                               --------       --------

Total assets                                                   $ 21,808       $ 12,324
                                                               ========       ========

              Airport Systems International, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                        (In thousands except share data)


                                                                      APRIL 30,
                                                                 2000           1999
                                                               --------       --------
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
      Note payable to bank (Note 3)                            $  4,340       $  1,325
      Accounts payable                                            1,968          1,096
      Accrued expenses                                            1,716          1,456
      Customer deposits                                           1,223            373
      Income taxes payable                                          154             --
      Current portion of long-term debt (Note 4)                    679             20
                                                               --------       --------
   Total current liabilities                                     10,080          4,270
   Long-term debt, less current portion (Note 4)                  5,371          1,166
   Stockholders' equity (Note 6):
      Common stock, $.01 par value:
         Authorized shares - 5,000,000;
         Issued and outstanding shares -2,578,913 and
         2,230,500 in 2000 and 1999, respectively                    26             22
      Additional paid-in capital                                  8,003          7,218
      Accumulated deficit                                        (1,672)          (352)
                                                               --------       --------
   Total stockholders' equity                                     6,357          6,888
                                                               --------       --------
Total liabilities and stockholders' equity                     $ 21,808       $ 12,324
                                                               ========       ========

      See accompanying notes

              Airport Systems International, Inc. and Subsidiaries
                      Consolidated Statements of Operations
                      (In thousands except per share data)


                                                                 YEAR ENDED APRIL 30,
                                                                 2000           1999
                                                               --------       --------
Sales                                                          $ 15,128       $ 15,944
Cost of products sold                                            10,793         12,623
                                                               --------       --------
Gross margin                                                      4,335          3,321
Selling, general and administrative expenses                      4,456          4,383
Research and development expenses                                   831          1,900
Asset impairment (Note 7)                                            --          1,299
                                                               --------       --------

Operating loss                                                     (952)        (4,261)
Other income (expense):
  Interest expense                                                 (377)          (119)
  Other income, net                                                   9             48
                                                               --------       --------
Loss before income taxes                                         (1,320)        (4,332)
Income tax benefit (Note 8)                                          --           (779)
                                                               --------       --------
Net loss                                                       $ (1,320)      $ (3,553)
                                                               ========       ========

Basic and diluted loss per common share                        $   (.57)      $  (1.59)
                                                               ========       ========
Basic and diluted weighted average common
   shares outstanding                                             2,311          2,230
                                                               ========       ========

      See accompanying notes.

              Airport Systems International, Inc. and Subsidiaries
                 Consolidated Statements of Stockholders' Equity
                                 (In thousands)


                                                                      Retained
                                                    Additional        Earnings             Total
                                         Common        Paid-In    (Accumulated     Stockholders'
                                          Stock        Capital         Deficit)           Equity
                                       --------     ----------     -----------     -------------
Balance at April 30, 1998              $     22     $    7,218     $     3,201     $      10,441
   Net loss                                  --             --          (3,553)           (3,553)
                                       --------     ----------     -----------     -------------
Balance at April 30, 1999                    22          7,218            (352)            6,888
     Issuance of common stock
        through private placement             2            498              --               500
     Issuance of common stock
        warrants                             --             50              --                50
     Issuance of common stock in
        connection with acquisition           2            237              --               239
     Net loss                                --             --          (1,320)           (1,320)
                                       --------     ----------     -----------     -------------

Balance at April 30, 2000              $     26     $    8,003     $    (1,672)    $       6,357
                                       ========     ==========     ===========     =============

      See accompanying notes.

              Airport Systems International, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                                 (In thousands)


                                                                 Year ended April 30,
                                                                 2000           1999
                                                               --------       --------
OPERATING ACTIVITIES:
Net loss                                                       $ (1,320)      $ (3,553)
Adjustments to reconcile net loss to net
   cash used in operating activities:
   Depreciation and amortization                                    413            420
   Asset impairment                                                  --          1,299
   Deferred income taxes                                             --            (85)
   Changes in operating assets and liabilities net of
   the acquisition of DCI, Inc. and KHC
      Restricted cash                                               110             --
      Accounts receivable, net                                      948            188
      Income taxes refundable                                       634           (634)
      Inventories                                                (2,255)         1,086
      Prepaid expenses                                             (175)            97
      Additions to other assets                                    (219)            --
      Accounts payable                                              449           (184)
      Accrued expenses and customer deposits                        833         (2,006)
      Income taxes payable                                           --            (10)
                                                               --------       --------
Net cash used in operating activities                              (582)        (3,382)
INVESTING ACTIVITIES:
Acquisition of DCI, Inc.                                         (2,880)            --
Purchases of property and equipment                                (489)          (282)
Proceeds from sale of property and equipment                        583             --
                                                               --------       --------
Net cash used in investing activities                            (2,786)          (282)

                                                                 Year Ended April 30,
                                                                 2000           1999
                                                               --------       --------
FINANCING ACTIVITIES:
Principal payments on long-term debt                           $   (315)      $    (17)
Net borrowings on note payable to bank                            2,590          1,325
Proceeds from issuance of common stock                              500             --
Proceeds from issuance of long-term debt                            500             --
                                                               --------       --------
Net cash provided by financing activities                         3,275          1,308
                                                               --------       --------
Net decrease in cash and cash equivalents                           (93)        (2,356)
Cash and cash equivalents at beginning of year                       93          2,449
                                                               --------       --------
Cash and cash equivalents at end of year                       $     --       $     93
                                                               ========       ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest                                                       $    331       $    111
                                                               ========       ========
Income taxes                                                   $     --       $     --
                                                               ========       ========

NON-CASH FINANCING ACTIVITIES:
Issuance of subordinated debt in conjunction with
acquisition of DCI, Inc. and KHC                               $  1,248       $     --
                                                               ========       ========
Issuance of common stock in conjunction with
acquisition of DCI, Inc. and KHC                               $    239       $     --
                                                               ========       ========

See accompanying notes.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Airport Systems International, Inc. and subsidiaries, collectively (the Company) are primarily engaged in the design and manufacture of various electronic components, subassemblies and systems. Through its aerospace unit, the Company designs, manufactures and installs ground-based radio navigation and landing systems (navaids) and airfield lighting, both of which are sold internationally and domestically. The Company's electronic component manufacturing unit provides contract electronic manufacturing services, custom liquid crystal display devices as well as other metering and heat seal equipment.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Airport Systems International, Inc. (ASII) and its wholly owned subsidiaries DCI, Incorporated (DCI) and ASII International, Inc. (a foreign sales corporation). All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash and highly liquid investments with original maturities of three months or less.

RESTRICTED CASH

As more fully described in Note 4, DCI issued Industrial Revenue Bonds totaling $2,570,000 during 1998. The unexpended proceeds from the Industrial Revenue Bonds have been classified as restricted cash in the accompanying consolidated balance sheets since certain amounts have been invested in highly liquid securities. All such restricted cash is reserved for future equipment additions.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to reduce foreign exchange exposures. The Company maintains a control environment, which includes policies and procedures for risk assessment and for the approval, reporting and monitoring of derivative financial instrument activities. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

Foreign currency forward contracts are marked to market and gains and losses on foreign currency forward contracts to hedge firm foreign currency commitments are deferred and accounted for as part of the related foreign currency transaction.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables and derivative financial instruments. The Company grants credit to customers who meet the Company's pre-established credit requirements. The Company generally requires foreign customers to issue letters of credit, which secure payment of their accounts receivable balances. Credit losses are provided for in the Company's consolidated financial statements and have been within management's expectations. With respect to its derivative contracts, the Company is also subject to credit risk of non-performance by counter parties. The counter parties to these contracts are major financial institutions, and the Company believes the risk of loss is remote.

REVENUE RECOGNITION

The Company's aerospace unit generates revenues pursuant to contracts with its customers, most of which are less than one year in duration. Revenue on these contracts is principally recognized using the percentage of completion, units of delivery method and is approximately 89% of total consolidated revenue. Revenue from the Company's electronic component manufacturing unit is recognized upon shipment of products.

INVENTORIES

Inventories of ASII are stated at the lower of cost, or market. Inventories valued using the last-in, first-out (LIFO) method comprised 72% and 93% of consolidated inventories at April 30, 2000 and 1999, respectively. Inventories not valued by the LIFO method (principally DCI inventories) are valued using the first-in, first-out (FIFO) method. At April 30, 2000 and 1999, cost determined using the LIFO method exceeded current cost by approximately $685,000 and $582,000, respectively.

Inventories are summarized by major classification as follows: (In thousands)

                                           APRIL 30,
                                      2000           1999
                                    -------        -------
Raw materials                       $ 4,802        $ 2,562
Work-in-process                       1,398          1,084
Finished goods                        1,788            361
                                    -------        -------
                                    $ 7,988        $ 4,007
                                    =======        =======

PROPERTY AND EQUIPMENT

Depreciation is computed using the straight-line method over the following estimated useful lives:

                       DESCRIPTION                       YEARS
                       -----------                       -----
                       Building and improvements           30

                       Equipment                            5

INCOME TAXES

The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the liability method, deferred tax assets and liabilities are recorded based upon the differences between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse.

COST IN EXCESS OF NET ASSETS ACQUIRED

The cost in excess of net assets acquired relates to the acquisition of the DCI and certain net assets of KHC of Lenexa, LLC (KHC) in fiscal 2000. These costs are being amortized using the straight-line method over 15 years (Note 2).

The carrying amount of cost in excess of net assets acquired is reviewed for impairment whenever significant events or changes occur which might impair the recovery of recorded costs using estimated undiscounted cash flows over the assets' remaining life. If an impairment exists, the amount of such impairment is calculated based on the estimated discounted cash flows compared to the assets' carrying cost.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to $42,000 and $104,900 for the years ended April 30, 2000 and 1999, respectively.

EARNINGS PER SHARE

Under SFAS No. 128, basic earnings per share is calculated by dividing income available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share includes the effect of all potentially dilutive securities, including stock options. The diluted earnings per share excludes 154,180 and 148,833 shares issuable under outstanding stock options in 2000 and 1999 since their effect was antidilutive.

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

LETTERS OF CREDIT

The Company has outstanding secured and unsecured letters of credit totaling $2,145,600 and $3,562,000 at April 30, 2000 and 1999, respectively.

NEW ACCOUNTING  STANDARDS

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998 and is required to be adopted in years beginning after June 15, 2000. The Statement permits early adoption as of the beginning of any fiscal quarter. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the derivative's fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. This Statement is effective for the Company's fiscal 2002 financial statements and is not expected to have a significant effect on the Company's financial statements.

In December, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 provides guidance for revenue recognition under certain circumstances. SAB 101 is effective for the fourth quarter of the fiscal year beginning May 1, 2000. Management of the Company does not expect that the effect of SAB 101 will be material to the Company's financial position or results of operations.

2.   ACQUISITION

On February 7, 2000, ASII acquired all of the issued and outstanding stock of DCI, Inc. The acquisition was accounted for as a purchase and, accordingly, the accompanying financial statements include the results of operations of DCI from the date of acquisition. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition.

The Company paid $1,234,000 in cash, issued 150,000 shares of its common stock (valued at $239,000) and delivered a four-year promissory note in the amount of $1,248,000 in consideration for the common stock of the Sellers. The total consideration for the acquisition of common stock from the Sellers was $2,721,000.

In connection with and immediately following its acquisition by ASII, DCI acquired substantially all the assets and assumed certain liabilities of KHC which was wholly owned by the shareholders of DCI. The assets acquired and liabilities assumed primarily consisted of restricted cash, land and buildings and the related Industrial Revenue Bonds payable to the City of Lenexa, Kansas. The acquisition was accounted for as a purchase and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of the acquisition. DCI paid $1,290,000 in cash as consideration for the net assets acquired from KHC.

The aggregate purchase price for both DCI and KHC totaled approximately $4,369,000, (including acquisition costs of approximately $358,000). The aggregate purchase price in excess of the acquired net assets amounted to $1,868,000.

The following unaudited supplemental pro forma financial information presents the combined historical results of operations of the Company as though the acquisition of DCI had occurred at the beginning of 1999. The pro forma information is unaudited and not necessarily indicative of the results of the Company had the acquisition occurred at the beginning of 1999 nor are they necessarily indicative of future results. Proforma results were as following (In thousands):

                                                     Year Ended April 30,
                                                    2000             1999
                                                   -------         -------
Revenues                                           $20,840         $23,900
Net loss                                            (1,033)         (3,572)
Diluted loss per share                                (.42)          (1.39)

3.    NOTE PAYABLE TO BANK

The Company has a line of credit agreement with a bank that expires August 8, 2001. The agreement allows for borrowings up to a maximum of $8,000,000, at an interest rate of prime plus one-half percent (9.5% at April 30, 2000), secured by eligible accounts receivable, inventory and equipment. Borrowings outstanding under the line of credit totaled $4,340,000 at April 30, 2000 and $1,325,000 at April 30, 1999. The weighted average interest rate on short-term borrowings outstanding as of April 30, 2000 and 1999 equaled 10.0% and to 7.75%, respectively.

4.    LONG-TERM DEBT

Long-term debt as of April 30, 2000 and 1999 consists of the following (In thousands):

                                                                                                 April 30,
                                                                                         2000                1999
                                                                                        ------              ------
Industrial revenue bond, variable interest rate (4.15% as of April 30, 2000), due in annual principal payments ranging from $100,000 to $200,000 commencing
October 2000 and continuing until maturity in October 2017, secured by property and equipment, restricted cash and temporary investments totaling $1,240,000 and an irrevocable letter of credit in favor of the bond Trustee up to a maximum amount of $2,599,573 through September, 2001. In connection with the acquisition of DCI, the face amount of this IRB was discounted approximately $178,000
resulting in an effective interest rate of 4.75%.                                       $2,392

Long-Term Debt (continued)

Note payable to bank, interest at prime plus one-half percent (9.5% at April 30,
2000), payable in monthly installments of $27,129, including interest, with final payment due in February 2003, secured by inventory, accounts receivable
and certain equipment.                                                                     796                  ---

Note payable, interest adjustable May 2001 and 2006 at the prior five year
Treasury Index coverage plus 2.5% (7.94% at April 30, 2000), due in monthly installments of $9,486, including interest, through June 2011 with a final payment of approximately $788,000 due on that date. The note is secured by a first mortgage on real property and improvements with a net book value of
$1,118,000 at April 30, 2000.                                                            1,164                1,186

In connection with the purchase of DCI, the Company issued a four year promissory note to the shareholders of DCI totaling $1,248,000 with interest payable at 8%, due in semi-annual payments of $156,000 commencing July 31, 2000 to February 1, 2004. The note is subordinated to all other borrowings of the
Company.                                                                                 1,248                  ---

During 2000, the Company issued a convertible subordinated debenture in the amount of $500,000, with a conversion price of $3.00 per common share, and a warrant granting the holder the right to purchase 45,635 shares of the Company's stock for $150,596 ($3.30 per share). The subordinated debt is convertible into
166,667 shares of common stock at the option of the subordinated debt holder.
The common stock purchase warrant was valued at $50,000 using the Black-Scholes option pricing model. Accordingly, the subordinated debenture has been discounted by $50,000 which results in an effective interest rate of 13%. The
debenture has a stated interest rate of 10% and is due February 7, 2005.                   450                  ---
                                                                                       -------              -------

Total long-term debt                                                                     6,050                1,186
Less current portion                                                                       679                   20
                                                                                       -------              -------

                                                                                       $ 5,371              $ 1,166
                                                                                       =======              =======

The aggregate amount of principal to be paid on the long-term debt during each of the next five years ending April 30 is as follows (In thousands):

                                  Year
                                  ----

                                  2001                                $679
                                  2002                                 809
                                  2003                                 786
                                  2004                                 532
                                  2005                                 224

Pursuant to the provisions of the Company's long-term debt and line of credit agreements, the Company is subject to certain restrictive covenants, which, among other things, require the maintenance of certain financial performance ratios and minimum levels of tangible net worth. Effective July 15, 2000, the Company amended its credit agreement which waived compliance with various covenants, modified certain covenants, and increased the rate of interest on borrowings under the credit agreement to prime plus two percent. The Company was also required to suspend interest payment to the holders of its subordinated debentures.

5.   OPERATING LEASES

The Company leases certain operating facilities and equipment under long-term noncancellable operating leases. Rent expense under all operating leases was $81,900 and $88,900 for the years ended April 30, 2000 and 1999, respectively. Total future minimum lease payments due under noncancellable operating leases are (In thousands):


                                  Year
                                  ----

                                  2001                           $66
                                  2002                            64
                                  2003                            36
                                  2004                             4

6.   STOCK OPTIONS AND WARRANTS

The Company has reserved 475,000 shares of common stock for issuance to employees and consultants of the Company pursuant to the 1991 stock option plan (the Plan) which the Company adopted in December 1991. According to the terms of the Plan, both incentive stock options and non-qualified stock options to purchase common stock of the Company may be granted to key employees of and consultants to the Company, at the discretion of the Board of Directors. Incentive stock options may not be granted at prices which are less than the fair market value on the date of grant. Non-qualified options may be granted at prices determined appropriate by the Board of Directors of the Company. Generally, these options become exercisable and vest over one to five years and expire within 10 years of the date of grant. At April 30, 2000 and 1999, options to purchase 304,000 and 297,000 shares, respectively, were vested and exercisable. Information with respect to options granted under the Plan is as follows:


                                                Shares               Price
--------------------------------------------------------------------------
OUTSTANDING AT APRIL 30, 1998                  294,000      $0.34 - $ 8.75
   Granted                                      35,000                3.25
   Exercised                                        --                  --
   Canceled                                     11,750       5.50 -  5.625
                                               -------
OUTSTANDING AT APRIL 30, 1999                  317,250       0.34 -   8.75
   Granted                                      50,000                2.25
   Exercised                                        --                  --
   Canceled                                         --                  --

OUTSTANDING AT APRIL 30, 2000                  367,250      $0.34 - $ 8.75
                                               =======      ==============


The following table summarizes information about stock options outstanding at April 30, 2000:

-----------------------------------------------------------------------------      -----------------------------------
                             OPTIONS OUTSTANDING                                           OPTIONS EXERCISABLE
-----------------------------------------------------------------------------      -----------------------------------
                                         Weighted-                                 Number
                      Number             average             Weighted-             exercisable
Range of exercise     outstanding at     remaining           average exercise      at April 30,   Weighted-average
prices                April 30, 2000     contractual life    price                 2000           exercise price
-----------------     --------------     ----------------    ----------------      ------------   --------------------
$0.34                 178,500            1.8 years           $0.34                 178,500        $0.34
$2.25 - 8.75          188,750            6.5 years           $4.55                 125,417        $5.55
                      -------                                                      -------
$0.34 - $8.75         367,250            4.2 years           $2.50                 303,917        $2.49
                      =======                                                      =======

The per share weighted-average fair value of stock options granted during 2000 and 1999 was $1.38 and $1.82, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                                             2000               1999
                                                            ------             ------
Expected years until exercise                                 5                  5
Risk-free interest rate                                       6.54%              5.49%
Expected stock volatility                                    66.2%              59.3%
Expected dividend yield                                       0%                 0%

During February 2000, the Company sold 198,413 shares of common stock through a private placement in exchange for total proceeds of $500,000.

In connection with financing the acquisition of DCI in February 2000, the Company issued $500,000 face amount of convertible subordinated debt and a warrant that allows the holder to purchase up to an aggregate of 45,635 shares of common stock exercisable at a per share price of $3.30 through February 2010. The Company has reserved 212,302 additional shares of common stock for future issuance pursuant to the convertible subordinated debt and the outstanding warrant.

Since the Company applies APB Opinion No. 25 in accounting for its plans, no compensation cost has been recognized in connection with stock options issued to employees in the financial statements. Had the Company recorded compensation expense based on the fair value method under FAS No. 123, the Company's net loss and loss per share would have increased by approximately $17,700 or $.01 per share in 2000 and approximately $42,800 or $.02 per share in 1999.

7.   ASSET IMPAIRMENT

In September, 1994, the Company purchased the airfield signage line from Vomar International, Inc. for approximately $1,730,000 of which approximately $1,458,000 was allocated to goodwill.

During 1999, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," the Company evaluated the recoverability of the long-lived assets (primarily goodwill) of the signage product line. While the signage line will continue to be an important part of the Company's overall product development strategy, the market demand for signs has been significantly lower, and is expected to continue to be lower than originally expected. Additional investments in the product line will also be required to meet regulatory and competitive demands. In the fourth quarter of 1999, concurrent with the Company's annual planning process, the Company determined that the signage line's estimated future undiscounted cash flows were below the carrying value of the related long-lived assets, resulting in a non-cash write-off of goodwill of $1,118,000. In addition, the Company wrote off inventory and fixed assets related to the signage line totaling $181,000. In determining the amount of the impairment charges that were made, the Company developed its best estimate of future operating cash flows. Estimated future cash flows, excluding interest charges, then were discounted using a 15% discount rate. Sales were estimated to remain consistent with fiscal 1999 levels, and gross margins were held constant as a percent of sales. Gross margins were reduced for projected investments in product design and production equipment. These projections resulted in discounted cash flows that supported the amounts written off. These projections were prepared solely to determine the appropriate amount of write-off, based on assumptions that management believed to be reasonable at the time; however, no assurance can be given that such projections will be accurate.

8.   INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at April 30, 2000 and 1999 are as follows (In thousands):

                                                                 2000           1999
                                                               --------       --------
Deferred tax assets:
   Current:
      Net operating loss carry forward                         $    508       $    181
      Alternative minimum tax and research and development
         credit carry forward                                       122            177
      Warranty accrual                                               58             69
      Other accrued expenses                                        313            280
      Other                                                          27             16
                                                               --------       --------
                                                                  1,028            723

                                                                 2000           1999
                                                               --------       --------
   Non-current:
      Basis differences in acquired assets                          118
      Asset impairment and amortization of intangibles              410            456
                                                               --------       --------
Total deferred tax assets                                         1,556          1,179
Deferred tax liabilities:
   Current:
      Basis differences in acquired assets                           --           (263)
   Non-current:
      Basis differences in acquired assets                         (325)           (44)
                                                               --------       --------
Total deferred tax liabilities                                     (325)          (307)
                                                               --------       --------
Net deferred tax  asset                                           1,231            872
Valuation allowance                                              (1,231)          (872)
                                                               --------       --------
Net deferred tax asset                                         $     --       $     --
                                                               ========       ========

The income tax benefit for the years ended April 30, 2000 and 1999 is as follows (In thousands):

                                                                 2000           1999
                                                               --------       --------
Current                                                        $     --       $    694
Deferred                                                             --            (85)
                                                               --------       --------
Total                                                          $     --       $   (779)
                                                               ========       ========

The income tax benefit differs from amounts computed at the statutory federal income tax rate as follows (In thousands):

                                                                 2000           1999
                                                               --------       --------
Benefit at statutory rate                                      $   (449)      $ (1,473)
State income tax benefit, net of federal income tax effect          (66)          (217)
Valuation allowance                                                 359            872
Effect of IRS examination                                           156             --
Other                                                                --             39
                                                               --------       --------
                                                               $     --       $   (779)
                                                               ========       ========

The increase in the valuation allowance is primarily due to the generation of additional operating loss carry forwards during 2000 for which no tax benefit has been reserved. At April 30, 2000, the Company has available net operating loss carry forwards of approximately $1.5 million which expire in fiscal year 2016.

9.    FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, including cash, accounts receivable, accounts payable, notes payable and long-term debt, as reported in the accompanying consolidated balance sheets, approximates fair value.

The Company enters into foreign exchange forward contracts to hedge the value of contract costs due international vendors that are denominated in a foreign currency. The hedges used by the Company are directly related to firm commitments and are not used for trading or speculative purposes. The foreign exchange forward contracts have maturities at various dates through July 2000. The Company had forward exchange contracts to buy $6,000 and $265,000 in foreign currencies at April 30, 2000 and 1999 respectively. The net gain or loss recorded to reflect the fair value of these contracts is recorded at maturity of the contract. The deferred unrealized loss on the contracts using quoted spot rates at April 30, 2000 and 1999 was $370 and $6,000, respectively.

10.   SEGMENT INFORMATION

Prior to its acquisition of DCI, the Company operated in one segment. As a result of its acquisition of DCI, the Company operates two business segments. Its aerospace unit designs, manufactures and installs ground-based radio navigation and landing systems (navaids) and airfield lighting. Its electronic components manufacturing unit manufactures custom liquid crystal display devices, panel instrument and heat seal equipment. In addition, it provides contract electronic manufacturing services.

The Company evaluates performance based upon operating income (loss). Administrative functions such as executive, finance, human resources and quality control are centralized and allocated between the operating segments. The operating segments do not share manufacturing or distribution services, but the electronic component manufacturing unit does perform certain contract manufacturing services for the aerospace unit. These services are valued at a price which approximates market and all intercompany transactions have been eliminated.

The costs of operating the manufacturing plants are accounted for discreetly within each segment, as are the Company's property and equipment, inventory and accounts receivable.

Summary financial information for the two reportable segments is as follows (In thousands):

                            YEAR ENDED APRIL 30, 2000

                                                    ELECTRONIC
                                                    COMPONENTS
                                   AEROSPACE       MANUFACTURING      INTERSEGMENT         TOTAL
                                   ---------       -------------      ------------       --------
Sales                              $  13,483       $       1,792      $       (147)      $ 15,128
Interest expense                         287                  90                --            377
Depreciation and amortization
expense                                  310                 103                --            413
Segment profit (loss)                 (1,163)                228               (17)          (952)
Segment assets                        16,344               8,254            (2,790)        21,808
Expenditures for long-lived
   assets                                377                 112                --            489


The Company had sales to one customer in 2000 and two customers in 1999 which accounted for 15% and 47% of total sales, respectively.

The Company's export sales primarily relate to its aerospace unit. The Company's export sales to foreign customers by primary geographic region and in total are set forth below (In thousands):


                                                                 2000           1999
                                                               --------       --------
Asia                                                           $  3,880       $ 11,214
Africa and the Middle East                                        1,611          1,147
South America                                                     1,134            278
North America                                                     1,938             --
Europe                                                            2,182            105
Australia                                                           216              4
                                                               --------       --------
                                                               $ 10,961       $ 12,748
                                                               ========       ========

11.  EMPLOYEE BENEFIT PLAN

The Company has two defined contribution employee benefit plans which cover substantially all full-time employees who have attained age 21 and completed six months of service. Each qualified employee is entitled to make voluntary contributions to the plan of up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. The Company contributes 50% of each employee's contribution up to a maximum of 6% of the employee's pay. Participants in the plan may direct 50% of the Company's contribution into mutual funds and money market funds, with the remaining 50% of the Company contribution invested in common stock of the Company. Additionally, the Company may make discretionary contributions to the plan. For the years ended April 30, 2000 and 1999, Company contributions to the plan amounted to approximately $71,000 and $86,000, respectively.

12.  CONTINGENCY

In fiscal 2000, a customer of the Company filed a petition alleging unjust enrichment by the Company as a result of the customer's default for non-payment under terms of a contract entered into in 1994. The plaintiff seeks damages of approximately $140,000 plus interest since 1994. The Company believes it has meritorious defenses and intends to vigorously defend this claim. Presently, counsel for the Company is unable to estimate the range of possible loss, if any, which could result from this claim. Accordingly, no provision for any liability has been made in the accompanying consolidated financial statements.